Form 10-K, Exhibit 13
period 2011-12-31
NEDAK ETHANOL, LLC
filed 2012-03-30
CIK 1337226

Exhibit 13.1

Fiscal Year 2011 Annual Report

March 30, 2012

A letter from the President and General Manager

Dear NEDAK Investor,

In this third Annual Report to you as President of an operating company, we look back on the third full year of operations and look forward to the new-year which begins with some very good news for you.

Not only was 2011 a successful year for operations and production, ending with 50,533,000 gallons of undenatured production which is nearly 114.8% of nameplate and a 3,300,000 gallon increase over 2010, but the Directors and I were pleased to report to you by letter in January that in the last hours of 2011, we completed the financial and marketing restructuring of NEDAK.  A detailed explanation of the restructuring and the related documents were filed with the Securities Exchange Commissions (SEC) on January 6, 2012 and the respective agreements are attached as exhibits to our Annual Report on Form 10-K filed with the SEC along with this Annual Report.

In summary of the past three years, we have proven and developed production capabilities and achieved consistent steady state production. This successful operational track record became the foundation for our financial restructuring plan which is now in place and sets the Company on a solid financial and marketing footing to go forward in the competitive ethanol marketplace.

Looking, now, to the future, we are excited to have entered into the Asset Management Agreement (“AMA”) with Tenaska Biofuels, LLC (“Tenaska”) which we implemented in early January.  With the AMA now in place, NEDAK’s core competency now becomes processing corn into ethanol.  Under the agreement, Tenaska pays for all the corn delivered to the plant and owns all inventories of corn, denaturant, ethanol and distillers grains.  In return, Tenaska will market all of NEDAK’s production of both ethanol and distillers grains as long as the AMA is in place. Tenaska brings solid financial strength and stability to NEDAK benefiting both our corn suppliers and the local buyers of our distillers grains.

An equally important part of the AMA is that Tenaska will provide the working capital necessary for forward contracting and hedging, allowing NEDAK to take advantage of the periodic short windows of opportunity that present themselves in the ethanol commodity marketplace when there is profitable margin to capture between the cost of corn and the price of ethanol. In 2010 and 2011, other ethanol producers have proven profitable in the marketplace by performing the risk management programs that we will now be able to put into place. Of course, there is no assurance that the marketplace will provide similar opportunities or that the Company will actually generate profits in the future, but we are now in a position to do so if the opportunities present themselves. In return for processing the corn into ethanol and distillers’ grains, Tenaska will pay to NEDAK a processing fee based on a crush margin calculation that incorporates the actual cost of corn and natural gas and the revenues from ethanol and distillers grains.  This “net back” fee structure will provide net financial results very similar to when NEDAK was operating under earlier marketing agreements.

Historically, the ethanol industry has experienced seasonal trends of very tight margins during the winter months due to reduced driving resulting in reduced gasoline consumption and thus, decreased blending of ethanol.  In recent years, during the spring and summer months, margins have tended to widen along with summer driving.  We expect to experience the same seasonal effects during 2012, and with the AMA in effect, we hope to take advantage of market opportunities.

We are now looking to the days ahead as we begin implementing an effective risk management plan and focusing on improving operational efficiencies which we are confident will provide for NEDAK to be more competitive in the future.

Jerome Fagerland,
President and General Manager

2011 Annual Report

Forward-Looking and Cautionary Statements

Certain statements contained in this 2011 Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different, as discussed more fully elsewhere in this Annual Report and in the company’s filings with the Securities SEC, including the Company’s 2011 Form 10-K filed on March 30, 2012.  The forward-looking statements contained in this Annual Report are included in the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   We undertake no obligation to revise or update any forward-looking statements.

Company Overview

General

NEDAK Ethanol, LLC, a Nebraska limited liability company (the “Company,” “we” or “us”) was formed in 2003 to construct and operate our ethanol plant near Atkinson, Nebraska.  We began producing ethanol and distillers grains at the plant in December 2008, but did not commence full production until June of 2009.  Our ethanol plant consumes approximately 17 million bushels of locally grown corn annually, and produces approximately 44 million gallons of denatured fuel-grade ethanol and approximately 340,000 tons of wet distillers grains for feed cattle annually.

Strategy

In the past few years, U. S. ethanol production capacity has grown to over 13 billion gallons annually, and significant portions of that capacity are owned by the largest players in the U. S. fossil fuel markets.  In that marketplace, we produce barely 1/3 of 1% of that domestic capacity, which leaves us with strategic challenges.  Furthermore, the economic realities leave us with unique financial challenges as compared to most other producers.  With approximately half of our assets leveraged with debt and as a newer plant in an industry in which approximately a third of all plants are nearly fully depreciated and a significant number of plants recently out of bankruptcy, we have a high interest burden requiring cash as well as a large non-cash depreciation burden to cover.  In 2011, the Gross Crush Margin (corn/ethanol) (“Crush Margin”) swung from a low of negative $0.334 to a high of positive $0.482.  This compared to lows and highs in 2010 of $0.02 and $0.53 per gallon, respectively.  We anticipate that our combined interest and depreciation alone will be more than $0.15 per gallon in 2012.

As we reported to you last year and throughout 2011, our strategy to address such strategic challenges was to minimize losses; partner with a strategic commodities marketer to assist with risk management; and reorganize our financial structure with the objectives of providing working capital and restructuring our debt.  During 2011, we successfully achieved these strategic goals.

On December 31, 2011, we successfully completed a private offering of up to 1,500 Class B Preferred Membership Units (the “Class B Units”) pursuant to which we sold 1,052.5 Class B Units at a price of $10,000 per unit for an aggregate purchase price of $10,525,000.   We also successfully completed the negotiation of the financial restructuring with both our senior lender and our tax increment financing lender. As part of this restructuring, our original construction loan converted to an operating loan, both lenders waived all prior defaults, we paid down our senior debt to allow for reduced monthly principal and interest payments, we negotiated a reduced interest rate and a revised payment schedule on the tax increment financing loan related to our Redevelopment Contract with the City of Atkinson and Holt County, we paid in full all past due taxes, and the lawsuit filed against us by the tax increment financing lender was dismissed.

On December 31, 2011, we also entered into an Asset Management Agreement (the “AMA”) with Tenaska Biofuels, LLC (“Tenaska”), which became effective January 11, 2012 (the “AMA Effective Date”).  As of December 31, 2011 Tenaska is a related party. The AMA provides that we will provide processing services to Tenaska for the conversion of grains, natural gas and denaturant (the “Feedstocks”) into ethanol and distillers grains (the “Finished Products”).  Tenaska will finance and own all Feedstocks, including the corn inventories, from the time of purchase through the delivery and sale of the Finished Products.  In particular, Tenaska will be responsible for originating all corn used and for paying corn producers and commercial grain merchants providing corn to the our facility, as well as providing all necessary working capital for corn inventories and forward contracts.  Tenaska will also originate, provide credit support and pay for all denaturant and natural gas delivered to our facility, as well as all management services required for delivery of the natural gas under our natural gas transportation contract.

In return for providing processing services, Tenaska will pay us a processing fee based on a crush margin calculation that incorporates the actual costs of corn and natural gas and revenues from ethanol and distillers grains.  This fee will vary depending on the difference between costs and revenues.  We anticipate that this “net back” fee structure will provide net results very similar to when we operated under earlier marketing agreements and processed for our own account.

The AMA marks a significant change in our business model.  On the AMA Effective Date we transferred to Tenaska all inventories of Feedstocks and Finished Products (the “Inventories”).  As a result, we no longer own any Feedstocks, work in process or Finished Products at our facility.  Tenaska is the exclusive asset manager for us and we will not process corn into ethanol for any party other than Tenaska during the term of the AMA.  Although we cannot estimate or predict the impact of the AMA on our future operations, we believe execution of the AMA and this strategy moving forward will allow us to improve our operations and viability in the current challenging times in the ethanol industry. By remedying the chronic working capital limitations with the AMA and resolving the defaults under our credit agreements, we will be positioned to improve our risk management and take advantage of opportunities to market our ethanol when market conditions are favorable.

Our strategic initiatives for 2012 continue to include improving production efficiencies, maximizing throughput and controlling expenses.

Snapshot of our Business

Below are presentations of key economic drivers of our business: where our product is sold, Chicago Board of Trade (“CBOT”) crush margins, and a trend of reformulated blendstock for oxygenate blending (“RBOB”) pricing compared to ethanol pricing.

Where Our Ethanol is Sold

California is a significant market for fuel ethanol, both due to its large population and blending mandates resulting in E10 penetration of nearly 100%.  In addition, California is among the top states when considering the number of flexible fuel vehicles.  Our location in the western corn belt provides us a transportation advantage for shipments of ethanol to California and the other western states.  As shown below, more than 90% of our ethanol sales in 2011 was delivered to California, New Mexico, Texas and the other western states.  In contrast, the large number of competing ethanol plants located to the east of our plant in the eastern corn belt, can more cheaply deliver ethanol to the eastern United States.  As a result, only a small portion of our ethanol was delivered to the eastern and southeastern states during 2011.

Crush Margin & RBOB

The following graph demonstrates the CBOT Crush Margin which is the relationship between the cost of corn and the price of ethanol since January, 2007.   These two prices represent our principal input cost and revenue source, and consequently this correlation is a primary factor underlying our financial results.  In the fourth quarter of 2009, the Crush Margin improved for a short time and it continued strong into February 2010.  This data demonstrates that historically there have not been trends or seasonal patterns impacting the ethanol marketplace, and instead, that the ethanol market has been a work in progress for five years.  As discussed and explained in more detail in the following pages the following graph demonstrates two experiences (the first lasted through the first six months of 2011, and now, beginning in December 2011 and continuing, when the cost of corn is greater than the price of ethanol).  This apparent, new annual cycle in the commodity market demonstrates the stresses that exist in the challenging new product marketplace for ethanol.

The relationship between the cost of gasoline and ethanol, as shown in the RBOB graph, has an important but less direct impact on our results.  The ethanol we produce is blended with RBOB, which is the unleaded gasoline base for the E10 product that is the dominant product in which ethanol is consumed.  When the price of RBOB is greater than ethanol, fuel blenders have an incentive to blend more ethanol to produce E10.  While the price of ethanol has generally been below RBOB, at several times in the last three years, ethanol has actually been priced above the market price of RBOB reducing this incentive.

The historical cost of corn has changed, apparently for at least the mid-term and perhaps for the long term.  Since Corn cost represents a significant portion of the cost structure in the financial statements, this graph dramatically demonstrates the changing environment in which the Company is trying to establish itself.

Management’s Discussion & Analysis of Financial Condition
and Results of Operation

Overview

We completed full startup of our ethanol plant in June 2009, and have the capacity to annually process approximately 17 million bushels of corn, through a dry milling process, into approximately 44 million gallons of ethanol per year.  We also produce approximately 340,000 tons of wet distillers grains (“WDG”) annually.  We are currently operating at approximately 117% capacity.

Our plant needs approximately 52,000 bushels of corn per day as the feedstock for its dry milling process.  The grain supply for our plant has historically been obtained primarily from local markets.  The price and availability of corn are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases.  As a commodity processor, our profitability is primarily driven by the relationship between the cost of corn and the price at which we can sell our end-products, ethanol and WDG.  Since we have been operational, the price of ethanol has usually tracked closely with the cost of corn.

Although the corn-ethanol “Crush Margin,” the difference between the cost of corn in each gallon and the price of ethanol, has varied from time to time, revenues from sales of ethanol have usually covered our variable costs of operations, leaving our fixed costs to be covered by our WDG revenues.  As of  March 2, 2012, corn for April 2012 delivery was $6.59 per bushel and the corresponding ethanol sales price was $2.26 per gallon on the CBOT, resulting in a negative gross Crush Margin of $0.094 per gallon.

Because of the way our costs have been covered during our first three years of operations, our profitability has tended to improve with higher corn costs.  Cattle feeders compare our WDG prices to the price they would otherwise pay for feed corn, which means that generally speaking throughout our operations, higher corn prices have tended to increase our WDG revenues.  So long as the price of ethanol covers our variable costs with a sufficient Crush Margin and our fixed costs are covered by WDG prices, higher corn costs support higher WDG prices and increase our profitability.  Since commodity price relationships are complex and not necessarily correlated, these trends could change at any time, and our profitability could be hindered by higher corn prices.  If the correlation between corn cost and ethanol price should break, increased corn costs would decrease the Crush Margin to the point where WDG prices would not compensate and our profitability would correspondingly decrease.

As described above and in further detail below under "Liquidity and Capital Resources—Credit Facility," we have worked with our lenders to resolve defaults under our credit agreements, changed the way we manage our commodity risk and identified sources of additional capital to meet our working capital needs. As discussed above, we believe that the AMA with Tenaska will allow us to more effectively manage risk and will reduce our working capital needs.  In connection with that process, we modified or terminated several of our pre-existing contracts for the sale of ethanol and WDG and the purchase of corn and natural gas.

WDG Revenues

As noted above, historically, WDG sales are a key revenue stream driving our profitability.  Generally, because distillers grains compete with other protein-based animal feed products, the price of distillers grains will usually decrease when the prices of competing feed products decrease. Downward pressure on commodity prices, such as corn and soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of WDG, which will decrease our revenues.  The opposite is also true as shown in 2011. As corn costs throughout 2011 were significantly higher than 2010, revenues from WDG increased in 2011 as compared to revenues from WDG in 2010. This increase was especially significant in the third quarter of 2011, when demand was at the seasonal low point in the annual cycle.

These cost/price relationships were sustained throughout 2011 as compared to 2010, but it is also important to note that the comparison of third quarter to second quarter is greatly affected by the demand pressures in a marketplace when grain costs are high or low.  The economic benefit of WDG over corn to the cattle feeders is greater when both corn and WDG prices are high.  In 2010, when corn was less costly, the economic benefit of WDG in the diet of livestock was not as great as it has been in 2011 when both corn and WDG pricing has been significantly higher.

Also contributing to the comparative doubling of WDG revenue in the third quarter of 2011 over the third quarter of 2010 was a significant reduction in both competitive supply and demand of WDG in the marketplace.  Late in 2009 and through the summer of 2010, a large local ethanol facility increased the amount of WDG available in the marketplace.  Additionally, a local feedlot closed, which decreased local demand for distillers grains.  In the fall of 2010, the local feedlot resumed operations and our competitor's WDG production was converted to dried distillers grain production for the export market.  This has increased our WDG sales since September 2010, with the last half of 2011 revenues 180% higher than the same period in 2010.

During the last quarter of 2011, commodity prices for corn and ethanol began to decline from the highs of earlier in the year, particularly in the third quarter of 2011.  During the fourth quarter of 2011, WDG revenues continued to compare favorably over the same period of 2010 even though both the cost structure and supply pressures had already changed in the fourth quarter of 2010 because of the increased stability of the distillers grains market.  We believe this is because the market increasingly views WDG as both an economically and nutritionally preferable feed ingredient as compared to corn, as well as a product that improves the wellbeing and appetite of the cattle.

Finally, we believe continued improvements in plant operational productivity, operating processes and formulation may improve our financial results going forward.

The first quarter of 2011 began with an unprecedented relationship between corn and ethanol.  For several months, corn cost more than the price at which the ethanol derived from it could be sold.  That negative relationship continued through the second quarter of 2011 and finally changed near the middle of June.  From the middle of June through the middle of December we experienced a positive gross Crush Margin, fluctuating between $0.09 and $0.48 per gallon.  Since December 14, 2011 the gross Crush Margin has not been positive a single day and has fluctuated between negative $0.005 and negative $0.17.

The price of ethanol is largely driven by supply and demand on the national markets, as well as regulatory requirements born by fuel blenders. Annual U.S. ethanol production capacity grew continually from 1980 through the middle of 2009. According to the Renewable Fuels Association ("RFA"), in 2002, annual U.S. ethanol production surpassed two billion gallons, and in 2009 it topped ten billion gallons.  The RFA reports that average ethanol demand throughout 2011 was 12.8 billion gallons while production was 13.9 billion gallons.

The Renewable Fuels Standard ("RFS"). The Renewable Fuel Standard (the “RFS”), which was created by the Energy Policy Act of 2005 (the "2005 Act"), established the RFS2 standard for blending renewable fuels into automobile fuel in 2011 at 13.95 billion gallons, of which 2.56 billion gallons must be derived from non-corn based ethanol, leaving a maximum requirement of 11.4 billion gallons of corn based ethanol to be blended in 2011.

As of December 2011, the RFA reported that there were 209 ethanol plants in operation in the United States with the capacity to produce 14.7 billion gallons of ethanol annually.  An additional nine plants are under construction or expanding, which could add an additional estimated 0.26 billion gallons of annual production capacity.  The RFS for 2012 is approximately 15.2 billion gallons, of which corn based ethanol can be used to satisfy approximately 13.2 billion gallons. Current ethanol production capacity exceeds the 2012 RFS requirement which can be satisfied by corn based ethanol.  Therefore, in order to support current ethanol prices, the ethanol industry must generate significant demand for ethanol beyond the minimum floor set by the Environmental Protection Agency ("EPA") under the RFS or voluntarily restrict production to levels that more closely match actual consumption.

E10/E15 Blend Rates.  In response to a request by the renewable fuels trade organization, Growth Energy, under section 211(f)(4) of the U.S. Clean Air Act, the EPA granted a partial waiver to allow fuel and fuel additive manufacturers to introduce gasoline that contains more than 10 volume percent (vol%) ethanol and up to 15 vol% ethanol ("EPA15") for use in model year ("MY") 2001 and newer light duty motor vehicles, subject to several conditions.  On October 13, 2010, the EPA granted a partial waiver for E15 for use in model year 2007 and newer "light-duty vehicles" (which include cars, light-duty trucks and medium-duty passenger vehicles). On January 21, 2011, the EPA granted a partial waiver for E15 for use in model year 2001-2006 light-duty vehicles. These decisions were based on test results provided by the U.S. Department of Energy ("DOE") and other information regarding the potential effect of E15 on vehicle emissions. As a result of these two actions, E15 is permitted to be introduced into commerce for use in model year 2001 and newer light-duty vehicles if conditions for mitigating, misfueling and ensuring fuel quality are met.  The EPA is in the process of completing work on regulations that would provide a more practical means of meeting the conditions.

The Volumetric Ethanol Excise Tax Credit ("VEETC").  The VEETC provided ethanol blenders with a tax credit of $0.45 per gallon of ethanol blended into gasoline and expired on December 31, 2011.  We believe that the VEETC primarily benefited ethanol blenders, as opposed to producers, and as a result, the failure to extend the VEETC will have a negative impact on ethanol demand, but we do not anticipate any such negative impact will be material to us.  We expect the RFS to continue to drive demand for ethanol.

Corn Ethanol Price Correlation.  As shown in the graph above under “Company Overview – Snapshot of Our Business – Crush Margins & RBOB,” throughout the last four years, ethanol and corn prices rose and fell together with a high level of correlation. We have no reason to expect this to change in the foreseeable future. On a macro basis, we also believe that both product delivery infrastructure and demand for ethanol must increase in order to increase ethanol profit margins over both the near and long term.

A brief discussion of the actual market relationships in the gross Crush Margins on the CBOT in 2011 is illustrative for comparison. On August 30, 2011, corn reached the high point of the third quarter 2011 on the CBOT at $7.635 per bushel.  On that same date, ethanol closed at $2.93 per gallon, which accounted for a gross Crush Margin of $0.195.  On June 10, 2011, corn reached the high point for the year at $7.87 per bushel.  On that same day, ethanol closed at $2.78 per gallon, which resulted in a negative Crush Margin of ($0.035) per gallon.  By the end of October 2011, the corn cost had declined modestly to the $5.90 - $6.50 range, while ethanol had declined to the $2.60 - $2.75 range, which resulted in a gross Crush Margin of nearly $0.45 per gallon representing a $0.50 improvement from the middle of the year.  However, by December 30, 2011 the CBOT close for corn was $6.465 and ethanol was $2.023 resulting in a negative gross Crush Margin of ($0.106) per gallon.

We believe that since the beginning of the global recession in the middle of 2009, the fluctuating U.S. demand for ethanol has been primarily driven by two variables: (1) the level of on-hand inventory of ethanol in the domestic blender pipeline and storage, and to a lesser extent, (2) the sale of ethanol to South America as the weather and economies affect the sugar crop and the production of sugar-based ethanol there. The Crush Margin tends to increase in the short term (week to week) when shortages in blender inventories cause immediate demand pressure. Less dramatically, we believe that the net export of U.S. ethanol to Brazil as a result of the Brazilian sugar crop shortages caused longer term (month to month) increases in the 2010 average Crush Margins.  These dynamics have continued throughout 2011.

We believe these short and medium term fluctuations in the Crush Margin will continue to cover our variable ethanol production costs, and until the domestic ethanol distribution infrastructure grows and domestic demand for ethanol increases, the Crush Margin will have a muted impact on our profitability.  However, in the event that the market continues to experience negative Crush Margins at the current levels or in excess of current levels, we may be required to explore alternative methods to meet our short-term liquidity needs including temporary shutdowns of operations, temporary reductions in our production levels, seeking an operating line of credit from our strategic partners or lenders, or negotiating short-term concessions from our lenders.

Risk Management

Because our financial performance has historically been based on commodity prices, and will continue to be based on commodity prices under the AMA, one of the most important facets of our industry is risk management, focused on maintaining balance in the sale of ethanol and the purchase of corn.  Historically, and to the extent we had available working capital, we used forward contracts to purchase corn and sell a matching amount of ethanol for future delivery when the margins were profitable.  If corn was forward-contracted and ethanol was not or could not be sold to balance, we would face the risk that corn prices would fall, followed by ethanol, leaving the plant with excessive expenses in corn purchases, pushing the cost of ethanol above the market price.  Even if the decision was made to shut down the plant, rather than operate at a loss, the purchase and resale of that corn would also result in a loss.  However, because of our limited working capital due to construction delays and operational problems, we were limited in the amount of forward-contracting we could utilize.  Therefore we had to rely on using nearby spot purchases of corn and sales of ethanol for prompt delivery.  This prevented us from taking advantage of the market opportunities and exposed us to wide swings in the crush margins.

We believe that the AMA will allow us to take advantage of opportunities in the ethanol commodities marketplace when there is a profitable margin between the cost of corn and the sales price of ethanol. Under the AMA, all transactions for the purchase of corn, natural gasoline and natural gas will be balanced with transactions for the sale of equivalent amounts of distillers grains and ethanol in accordance with yield targets that are mutually agreed upon by the Company and Tenaska.  If the purchases and sales are not balanced, Tenaska will enter into financial derivative contracts to hedge the corresponding exposures; however, Tenaska will not engage in speculation with respect to such hedging transactions.  The Company and Tenaska have developed a risk management policy (the “AMA Risk Policy”) to provide guidelines for the volume and tenor of any hedging transactions.  Under the Asset

Management Agreement, Tenaska is solely responsible for providing any required credit support and/or margin to any applicable trading exchange or counterparty for such hedging transactions.

Production Matters

During 2011, we generated an average production of 114.8% of our nameplate capacity. Improvement of equipment and processes continue and by the end of the year we achieved several weeks of consistent daily production rates that required constant monitoring to assure that we did not exceed the limits of our Air Quality Permit production limit set by the Nebraska Department of Environmental Quality ("NDEQ").  These trends are very favorable compared to 2010 when we were forced to run the plant at reduced rates due to poor quality corn and increased foreign material in the corn fines.

Our goals for 2012 include continued focus on stabilization of production rates and improving equipment and processes until we achieve daily production rates that require an application to the Nebraska Department of Environmental Quality to increase our Air Quality Permit production limit beyond our current 117% of nameplate

We expect to spend at least the next 12 months focused on plant operations and optimizing the production process to reduce manufacturing costs.

Results of Operations

We continued to experience improvements in production rates and consistency of throughput in 2011 as compared to 2010.  These improvements were the result of many operational improvement initiatives, including fermentation formulation, and recipe changes, temperature controls, processing rates, implementation of process standard operating procedures and balancing of run rates.

Comparison of Year-to-Year Fourth Quarter and Total Year Production

	Fourth Quarter		Variance	Year		Variance
Production Quantities	2011	2010	Increase (decrease)	2011	2010	Increase (decrease)

Ethanol (000’s gallons)	13,410	11,908	1,502	50,533	47,082	3,451
Wet Distillers Grain (000's tons)	95	100	(5)	366	319	47
Distillers Grain (000’s tons)	4	1	3	9	20	(11)
Corn (000’s bushels ground)	4,784	4,298	486	17,939	16,936	1,003
Yield (Undenatured gal/BU)	2.80	2.77	0.03	2.81	2.78	0.03

Monthly summary of 2011 and 2010 operations:

	Ethanol Gallons Produced (000’s)		Corn Bushels Ground (000’s)		Denatured Yield (Gallons / Bushel)		Tons of WDG Sold (000’s)		Tons of Dry DGs Sold (000’s)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
January	4,320	3,446	1,545	1,240	2.80	2.78	34	25	0	0.4
February	3,939	3,563	1,367	1,278	2.88	2.79	31	26	0	0.1
March	4,300	4,125	1,519	1,490	2.83	2.77	32	26	0	2.1
April	3,950	3,475	1,395	1,240	2.83	2.80	30	26	0	2.5
May	4,338	4,254	1,544	1,542	2.81	2.76	34	25	0	1.6
June	3,940	4,174	1,403	1,484	2.81	2.81	30	19	0.5	2.5
July	4,156	3,900	1,484	1,412	2.74	2.76	24	22	2.0	3.8
August	4,438	4,167	1,587	1,490	2.73	2.80	30	21	3.5	4.6
September	3,742	4,070	1,311	1,462	2.85	2.78	26	29	0	1.7
October	4,404	3,659	1,606	1,338	2.74	2.73	27	31	3.0	0.0
November	4,365	3,893	1,518	1,418	2.88	2.75	33	34	0	0.5
December	4,641	4,356	1,660	1,542	2.80	2.82	35	35	0	0.1
Total	50,533	47,082	17,939	16,936	2.81	2.78	366	319	9.0	19.9

Comparisons over each year were generally improved throughout 2011 over 2010.  Improved corn quality in 2011 over 2010 resulted in the improved yields.

Process improvements continued throughout 2011 resulting in greater production volumes.  There are two exceptions in the monthly production numbers.  High sulfate levels in June 2011 decreased production.  Low production volumes in September were caused first by the bi-annual shutdown resulting in a 300,000 gallon reduction. This shut-down is ordinarily scheduled for October, but was moved a month earlier to minimize the effect of the short corn supply of the 2010 harvest. As 2011 harvest approached and corn stocks throughout the county dropped to very low levels, the flow of corn into our facility did drop below full supply levels. In response to this reduced flow of corn, we were forced to take another two days of shutdown, which reduced production for the week by 400,000 gallons. If those production losses were avoided, September volumes would have been second largest of the year based on the current high levels of daily production and conversion yields.

Nevertheless, steady throughput and improved distribution of WDG also increased during 2011 over 2010.  In 2010 and 2011, 19,900 and 9,000 tons, respectively, of distillers grains sold were dried.  It is expected that in the future running the dryer and production of dry distillers grains will be incidental only, with the intent to influence the economies of WDG marketing.

Statement of Operations

Comparison of our fourth quarter 2011 and 2010 Statement of Operations Items:
	Fourth Quarter 2011	Fourth Quarter 2011 Percentage	Fourth Quarter 2010	Fourth Quarter 2010 Percentage
Revenues	$38,010,661	100%	$27,955,531	100%

Cost of Goods Sold	34,302,755	90%	25,225,020	90%
Gross Profit	3,707,906	10%	2,730,511	10%
General & Admin. Expenses	807,975	2%	624,176	2%
Operating Income	2,899,931	8%	2,106,335	8%
Other Income (Expense), net	(115,863)	-1%	(576,726)	-2%
Net Income	$2,784,068	7%	$1,529,609	6%

Comparison of our 2011 and 2010 Statement of Operations Items:

	2011	2011 Percentage	2010	2010 Percentage
Revenues	$152,116,292	100%	$94,777,441	100%

Cost of Goods Sold	148,028,745	97%	94,338,221	99%
Gross Profit	4,087,547	3%	439,220	0%
General & Admin. Expenses	2,700,390	2%	2,424,432	2%
Operating Income (Loss)	1,387,157	1%	(1,985,212)	-2%
Other Income (Expense) net	(2,169,097)	-1%	(101,374)	0%
Net Loss	$(781,940)	0%	$(2,086,586)	-2%

In both the fourth quarter and the year as a whole, our financial results improved in 2011 over 2010.  Our operating income improved approximately $790,000 during the fourth quarter 2011 as compared to fourth quarter 2010.  For the year, our operating income improved approximately $3,370,000 in 2011 as compared to 2010.  The increase in revenue and operating income is a result of increased production of ethanol – 50.5 million gallons in 2011 as compared to 46.2 million gallons in 2010 as well as the increased price per gallon of $2.51 in 2011 as compared to $1.71 in 2010.  An aspect of the increased gallons was our ability to increase our yield to 2.81 gallons per bushel in 2011 compared to 2.78 gallons per bushel in 2010 allowing us to produce an additional 662,580 more gallons in 2011 from the same number of bushels used in 2010.Similar to the increase in the ethanol price per gallon, the WDG price per ton increased to $60.20 in 2011 from $31.13 in 2010.

Other than Interest Expense in the Other Income (Expense) net line, in the table above, the most significant extraordinary items in the summary table above arises from the issuance in 2011 of 120 Class A Units to directors serving on our Board of Directors (“Board”) in exchange for the forgiveness of accrued director compensation in the amount of $1,108,250 of which $833,750 is included in other income as of December 31, 2011.  During the year ended December 31, 2011, the Company also received a $496,000 insurance claim for hail damage, which is also recorded in other income.  In the old year, on March 19, 2010, we entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with our plant constructor, Delta-T Corporation ("Delta-T"), its parent, Bateman Litwin NV ("Bateman") and Bateman Engineering, Inc. ("Bateman Engineering") under which, among other things, Delta-T and Bateman authorized us to draw $3,000,000 from a letter of credit.  The receipt of the $3,000,000 was recognized as a gain in other income in the first quarter of 2010.

Revenues

Our revenues from operations come from two primary sources: sales of ethanol and distillers grains.  For the year ended December 31, 2011, our revenue from the sale of ethanol was approximately 84% of our total revenues, with the sale of distillers grains constituting 16%.  The average selling price for ethanol was $2.56 and $1.73 per gallon in 2011 and 2010, respectively.  We sold approximately 50.5 and 46.2 million gallons of ethanol in 2011 and 2010, respectively.

Pricing strategies for WDG in 2010 and 2011 were very different.  In 2010, we were in a depressed market with both a supply glut (a large nearby producer was unable to dry the product out of its new facility) and weak demand (a large local feedlot was temporarily shut down).  We sold approximately 367,000 and 319,000 tons of WDG in 2011 and 2010, respectively; and we sold approximately 9,000 and 19,900 tons of dried distillers grains in 2011 and 2010, respectively. The average selling price for WDG was $60.20 and $31.13 per ton in 2011 and 2010, respectively.

As we have previously discussed, there are two price/cost relationships that must improve for us to be profitable.  Those two relationships are (i) the Crush Margin and (ii) the price of distillers grain compared to our costs other than the cost of corn.  These two relationships are inherently the largest numbers in our statement of operations which in descending order are (i) ethanol sales, (ii) corn purchases, and (iii) distillers grains revenue.  Because these relationships are primarily driven by market prices throughout, we believe that with implementation of the AMA with Tenaska, the Company will benefit from risk management and hedging activities that were not possible with limited working capital and liquidity.

Cost of Goods Sold

Comparison of our fourth quarter 2011 and 2010 Cost of Goods Sold Items:
	Fourth Quarter 2011	Fourth Quarter 2011 Percentage	Fourth Quarter 2010	Fourth Quarter 2010 Percentage
Revenues	$38,010,661	100%	$27,955,531	100%
Cost of Goods Items:
Corn	28,481,403	75%	17,754,866	63%
Denaturant and Chemicals	1,729,623	4%	1,803,052	6%
Ethanol Freight Costs	491,667	1%	1,939,178	7%
Natural Gas and Electricity	1,857,830	5%	1,686,683	6%
Production Labor	698,239	2%	(68,331)	0%
Supplies and Maintenance	335,696	1%	430,086	2%
Property Tax	(829,706)	-2%	141,726	1%
Depreciation	1,538,003	4%	1,537,760	5%
Total Cost of Goods Sold	$34,302,755	90%	$25,225,020	90%

Comparison of our 2011 and 2010 Statement of Operations Items:
	2011	2011 Percentage	2010	2010 Percentage
Revenues	$152,116,292	100%	$94,777,441	100%
Cost of Goods Items:
Corn	120,512,040	79%	62,590,549	67%
Denaturant and Chemicals	7,930,583	5%	5,888,114	6%
Ethanol Freight Costs	1,991,630	1%	6,800,521	7%
Natural Gas and Electricity	7,778,378	5%	8,217,478	9%
Production Labor	2,736,346	2%	2,551,832	3%
Supplies and Maintenance	1,551,720	1%	1,221,811	1%
Property Tax	(574,180)	0%	971,496	1%
Depreciation	6,102,228	4%	6,096,420	6%
Total Cost of Goods Sold	$148,028,745	97%	$94,338,221	99%

Our cost of goods sold ("COGS") as a percentage of revenues in 2011 was 97% and 99% in 2011 and 2010, respectively.  This improvement was largely caused by increased ethanol revenues.  However, several elements of COGS as a percentage of revenue decreased in 2011.  The largest change was in the cost and offsetting revenues for ethanol transport by rail.  In 2010, our ethanol marketer required us to pay the rail freight costs directly to the railroads and then reimbursed us for those costs. Beginning in the fourth quarter of 2010, we changed marketers and our new marketer maintained all the rail freight accounts with the railroads, resulting in a reduction of both the revenues and the ethanol freight components of COGS in our income statement from 7% of revenues in 2010 to 1% in 2011.

Corn is the largest component of our cost structure.  Our cost of corn per gallon of ethanol produced averaged $2.35 in 2011 compared to $1.36 in 2010.  Before 2011, the price of ethanol was typically greater than the cost of the corn used to produce it, however, for extended periods during 2011, the CBOT cost of corn per bushel to produce each gallon of ethanol (divided by 2.8) was greater than the price of ethanol, sometimes with a negative Crush Margin of $0.15 per gallon, which increased our COGS.  However, the improvement in WDG pricing offset the negative impact of this gross crush margin on our COGS.  As noted above, the gross Crush Margin ended the year at ($0.106) per gallon.

Yield - the number of gallons of ethanol we produce for each bushel of corn ground - will impact our COGS.  Despite significant increases in the prices of both corn and ethanol in 2011 over 2010, our improved yield (caused in part by better corn quality) helped to temper COGS as compared to revenue, as shown above in the chart "Comparison of Year-to-Year Fourth Quarter and Total Year Production".  When corn is more expensive, improved yield is more important.  The price for both corn and ethanol doubled in 2011, while all other costs did not.  As shown above in the chart "Summary of Monthly 2011 year-to-date operations," our yield improved from 2010 to 2011 from 2.78 gallons per bushel to 2.81.  Thus, we produced 662,580 more gallons of ethanol in 2011 from the 17,939,000 bushels of corn ground than would have been produced at the 2010 yield level.  This contributed $1,663,000 of  revenue in 2011 with no additional purchase of corn.  Without this yield improvement, the cost of corn as a percentage of total revenues would have been 80%, or 1% higher than actual 2011 costs.  Therefore, in the table immediately above, corn cost as a percentage of revenues increased in 2011 12% over 2010, but without the improved corn quality and improved yields, our corn cost as a percentage of our revenues would have increased 14% in the same period.

Other COGS improvements in 2011 versus 2010, such as utilities, resulted from increased production volume and revenues in 2011 over 2010.  Steady state production and improvements in both effective and efficient production methods also have improved general production performance.

Property tax expenses have changed dramatically in these financial statements as a result of the restructuring and particularly with the resolution of our defaults under our tax increment financing loan.  The redevelopment contract between the City of Atkinson and the Company allows for refund of most of the real property taxes for 15 years.  While the TIF loan was in default it was not reasonable to accrue the benefits of that refund.  With execution of all the restructure documents and bringing all payments of taxes current, the Company was able to accrue a receivable of $1,120,000 which offset the entire cost of property taxes in 2011.

General and Administrative Expenses

Comparison of our fourth quarter 2011 and 2010 General and Administrative Expense Items:
	Fourth Quarter 2011	Fourth Quarter 2011 Percentage	Fourth Quarter 2010	Fourth Quarter 2010 Percentage
Revenues	$38,010,661	100%	$27,955,531	100%
General and Administrative Expenses:

Administrative Human Resources Costs	(46,530)	0%	245,553	1%

Professional Fees	400,139	1%	274,732	1%

Insurance	83,052	0%	60,485	0%

Other	371,314	1%	43,406	0%
Total General and Administrative Expenses	$807,975	2%	$624,176	2%

Comparison of our 2011 and 2010 General and Administrative Expense Items:
	2011	2011 Percentage	2010	2010 Percentage
Revenues	$152,116,292	100%	$94,777,441	100%
General and Administrative Expenses:

Administrative Human Resources Costs	756,279	1%	997,364	1%

Professional Fees	1,090,396	1%	861,759	1%

Insurance	331,082	0%	337,097	0%

Other	522,633	0%	228,212	0%
Total General and Administrative Expenses	$2,700,390	2%	$2,424,432	2%

General and administrative expenses as a percentage of revenues remained generally unchanged in 2011 from 2010.  Professional fees grew proportionately to the increases in revenue and remained at approximately 1% of revenue.  The proportionate increase in professional fees in 2011 as compared to 2010 resulted principally from costs associated with our financial restructuring, negotiations with our lenders and our recapitalization efforts described below.  Actual insurance costs declined in 2011 from 2010 levels modestly, with a 10% reduction in premiums on renewal.

As discussed above, our board of directors agreed to forgive accrued board compensation in exchange for the issuance of Class A Units to members of our board of directors.  This issuance resulted in the removal of approximately $296,750 of board compensation for 2011 during the fourth quarter creating the negative expense for administrative human resources costs.

Environmental Compliance

We are subject to regulations on emissions from the U.S. Environmental Protection Agency ("EPA") and the NDEQ. The EPA's and NDEQ's environmental regulations are subject to change and often such changes are not favorable to industry.  Consequently, even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental regulations.  Environmental laws and regulations require us to investigate and remediate the effects of the release or disposal of materials.  We received an Air Quality Operating Permit from NDEQ that allows us to operate our business.  As previously reported, we received Notices of Violation (“NOV”) from the NDEQ arising from failures of emission equipment designed and installed by our design builder, Delta-T Corporation (“Delta-T”) under the Engineering, Procurement and Construction Services Fixed Price Contract dated August 9, 2006 with Delta-T (the “Delta-T Contract”).

That equipment included the plant’s regenerative thermal oxidizer (“RTO”) used to control emissions from the dryer and the CO2 Scrubber used to control emissions from the ethanol process.  The RTO had not performed according to the design specified in the Delta-T Contract, and the CO2 Scrubber failed in original compliance testing.  Equipment modifications and process adjustments were made, including chemical injection, to remediate the issue.  During the startup operations of the plant beginning in January 2009 and continuing through the date of the original compliance testing, Delta-T had operated the plant without these modifications and as a result, the Company received an NOV in January 2010 which asserted that due to the failure of the CO2 Scrubber, the Company’s operation of the plant violated the operating permit issued by the NDEQ.

Since the end of 2010, management believed it had resolved all of the operational shortfalls cited in the NOVs; however, we previously disclosed that although we believed we had resolved the matter, it was possible the NDEQ or the Nebraska Office of the Attorney General (the “AG Office”) could assess fines against us as a result of having operated the plant with the equipment before it was operating in compliance.  On January 4, 2012, the Company received a letter from the AG Office relating to the prior NOVs and assessing penalties for such violations and two additional violations for emissions related to a leaky pressure value and uncovered bolt hole and failure to observe and report visible emissions.  We have reached an agreement with the AG Office which agreement provides that we will pay a penalty of $25,000 in full satisfaction of all of the NDEQ claims.  In order to formally resolve this matter, after the parties reached the above agreement, on March 7, 2012, the AG Office filed a complaint against us in the District Court of Holt County, Nebraska for the sole purpose of obtaining a Consent Decree to officially close the matter within the AG Office. The Court entered a Consent Decree on March 12, 2012 and a Satisfaction of Judgment was filed with the Court on March 19, 2012 in full satisfaction of all of the NDEQ claims against the Company.

Liquidity and Capital Resources

Net cash provided by operating activities was $2,219,161 and $4,766,368 for the years ended December 31, 2011 and 2010, respectively.  In comparison, during 2010, we received $3,000,000 under the Settlement Agreement with Delta-T providing a one-time additional operating cash increase.  In addition to the ordinary and generally anticipated draws and additions to working capital in increasing inventory and receivables that come with the commencement of operations of a business, we utilized the opportunity to continue to decrease our accounts payable and accrued expenses.  The large reduction in accrued expenses relates to the forgiveness of the accrued board compensation by our board members.  Based on our amendment to the TIF agreement, we have also been able to recognize a receivable related to the property taxes that have been paid as of December 31, 2011.  In addition, the prices received for our products increased during 2011.  Ethanol prices per gallon increased to an average $2.51 per gallon in 2011 as compared to $1.71 in 2010.  WDGs prices also increased in 2011 to $60.20 per ton from $31.13 per ton in 2010.

As of December 31, 2011, we had working capital of $974,702 as compared to negative working capital of ($4,644,148) as of December 31, 2010 prior to classification of $38.6 million of our debt to current liabilities.  In December 2011, we closed on the Class B preferred unit offering which raised $10,525,000 of equity.  In addition, we also entered into amended debt financing agreements for our construction loan and our TIF agreement.  As of December 31, 2011, we had reduced our debt balances by $12,026,321 as well as complied with our loan covenants and no longer were required to classify our debt as a current liability.

Based on the execution of the asset management agreement with Tenaska as well as the additional capital raised by the Class B Offering described below, we anticipate that we will be able to generate sufficient cash flows from our operations and increase our working capital.  However, in the event that the market continues to experience negative crush margins at the current levels or in excess of current levels, we may be required to explore alternative methods to meet our short-term liquidity needs including temporary shutdowns of operations, temporary reductions in our production levels, seeking an operating line of credit from our strategic partners or lenders, or negotiating short-term concessions from our lenders.

 Class B Offering

On December 31, 2011, we completed a private offering of up to 1,500 Class B Preferred Membership Units (the “Class B Units”) at $10,000 per unit (the “Class B Offering”).  Pursuant to the Class B Offering, we sold 1,052.5 Class B Units of the Company at a price of $10,000 per unit for an aggregate purchase price of $10,525,000.  The net proceeds received by the Company from the Class B Offering were $10,497,426 which we used to make a substantial principal payment to the lender of our senior secured credit facility, pay past due property taxes and other outstanding accounts payable with the remaining proceeds providing working capital to the Company.

Amended and Restated Master Credit Agreement with the Senior Lender

In February, 2007, we entered into a Master Credit Agreement (the “Original Credit Agreement”) with AgCountry Farm Credit Services FCA (f/k/a Farm Credit Services of Grand Forks, North Dakota) (“Senior Lender”) regarding a senior secured credit facility. As of December 31, 2010 and through 2011, we were in violation of several loan covenants which were required by the Original Credit Agreement and therefore, we were in default under the Credit Agreement.  However, we entered into a forbearance agreement with the Senior Lender that remained effective until June 30, 2011.  This default resulted in all debt under the Credit Agreement being classified as current liabilities effective as of December 31, 2010.

 The loan covenants under the Original Credit Agreement included requirements for minimum working capital of $6,000,000, minimum current ratio of 1.20:1.00, minimum tangible net worth of $41,000,000, minimum owners' equity ratio of 50%, and a minimum fixed charge coverage ratio of 1.25:1.00, and also included restrictions on distributions and capital expenditures.

On December 31, 2011, the Company and the Senior Lender entered into an Amended and Restated Master Credit Agreement (the “Restated Credit Agreement”), a First Supplement to the Amended and Restated Master Credit Agreement (the “First Supplement”) and an Amended and Restated Term Loan Note (the “Restated Term Note” and collectively with the Restated Credit Agreement and the First Supplement, the “Restated Senior Loan Agreements”) pursuant to which the parties agreed to restructure and re-document the loans and other credit facilities provided by the Senior Lender under the Original Credit Agreement as amended and supplemented.

The Restated Senior Loan Agreements were effective December 31, 2011 subject to the Company’s satisfaction of certain conditions including the following: (i) payment to the Senior Lender of a special principal payment in the amount of $7,105,272, (ii) payment of the Company’s delinquent real estate taxes, including interest, late fees and penalties in the amount of $1,453,762, (iii) payment of interest, late fees and penalties to the TIF Lender in the aggregate amount of $1,116,782, (iv) delivery of evidence that the Company received additional equity capital in the amount of at least $10,000,000 in the Class B Offering, (v) receipt of a document, duly executed by the TIF Lender and in form and substance acceptable to the Senior Lender, pursuant to which the TIF Lender agreed to dismiss with prejudice, effective as of December 31, 2011, the TIF Lawsuit and that pending the court’s entry of an order dismissing the lawsuit, the TIF Lender shall forebear from taking any actions to enforce the summary judgment or otherwise seek a final appealable order related to the TIF Lawsuit, (vi) delivery of a copy of the Letter Agreement pursuant to which TNDK, LLC, an affiliate of Tenaska, agreed to purchase 500 Class B Units as part of the Class B Offering, (vii) delivery of a copy of the fully-executed AMA between the Company and Tenaska, (viii) delivery of an Assignment of Asset Management Agreement executed by the Company and Tenaska, (ix) the execution of an Intercreditor Agreement between the Senior Lender and the TIF Lender, and (x) payment of all fees and other amounts due and payable by the Company to the Senior Lender, including a restructure fee of $130,000, an administrative fee of $130,000 and certain out-of-pocket expenses of the Senior Lender.

Pursuant to the terms of the Restated Senior Loan Agreements, the Senior Lender waived all defaults that had occurred under the Original Credit Agreement and related loan documents as of December 31, 2011.

The principal amount payable under the Restated Senior Loan Agreements, prior to the credit for the payment to the Senior Lender of a special principal payment in the amount of $7,105,272, was $33,105,272 (the “Restated Senior Term Loan”). As of December 31, 2011, we had a principal amount of $26,000,000 outstanding under the Restated Senior Loan Agreements.

Interest on the Restated Senior Term Loan accrues at an annualized variable interest rate equal to LIBOR plus five and one-half percentage points (5.50%) (550 basis points) (the “Variable Rate”); provided, the Variable Rate will at no time be less than 6.00% or more than 8.00%.  At any time after September 30, 2012, so long as no default or event of default has occurred, the Company may request that the Senior Lender fix the interest rate applicable to the Restated Senior Term Loan.  Subject to the consent of 100% of any third parties holding participation interests in the Restated Term Note, the Senior Lender will provide fixed rate options then available, and will fix the rate at such fixed rate selected by the Company.

Under the terms of the Restated Senior Loan Agreements, the Company must make equal monthly principal payments of $356,164 plus accrued interest through February 1, 2018 (the “Senior Loan Maturity Date”).  The Restated Senior Loan Agreements also provide that the within 30 days following the last day of the first, second, and third calendar quarters beginning with the quarter ending on September 30, 2012, the Senior Lender will make a 100% cash flow sweep of the Company’s operating cash balances in excess of $3,600,000, if any, as of the last day of such quarter (the “Quarterly Cash Sweep”), and the Senior Lender shall apply and make payments of such Quarterly Cash Sweep as follows: (a) 50% of the Quarterly Cash Sweep shall be applied to the principal balance of the Restated Senior Term Loan, (b) 25% of the Quarterly Cash Sweep shall be paid to the TIF Lender to be applied to the principal balance of the obligations owing from the Company to the TIF Lender, and (c) 25% of the Quarterly Cash Sweep shall be released to or otherwise become unrestricted cash available to the Company for certain capital expenditures approved by the Senior Lender.  The calculation of the Company’s operating cash balances shall be determined after giving full effect to the Company’s payment of any accrued interest or real estate taxes to the TIF Lender or amounts on account thereof to be escrowed by the Company as authorized by Senior Lender, payment of any other taxes owing by the Company and certain tax distributions declared, made, paid or otherwise owing by the Company under the Company’s Fifth Amended and Restated Operating Agreement.  All remaining principal and accrued and unpaid interest outstanding on the Restated Senior Term Loan is due and payable on the Senior Loan Maturity Date.  So long as the remaining principal and accrued and unpaid interest outstanding on the Restated Senior Term Loan is subject to a variable rate, the Company may prepay the Restated Senior Term Loan, in whole or in part, at any time without any prepayment penalty; provided that the amount of any such prepayment may not be less than $500,000.  If at any time the remaining principal and accrued and unpaid interest outstanding on the Restated Senior Term Loan is subject to a fixed rate per the election of the Company and approval of the Senior Lender, then the prepayment of the remaining principal and accrued and unpaid interest outstanding on the Restated Senior Term Loan may include “make whole” breakage costs for prepayment, which costs will be disclosed to the Company by the Senior Lender prior to the Company’s election of a fixed rate.

Under the Restated Senior Loan Agreements, the Company is required to maintain compliance with certain financial covenants relating to the Company’s owner’s equity ratio and tangible net worth.  The Company must  maintain an owner’s equity ratio of (a) at least fifty percent (50%) as of December 31, 2011 (the “Baseline Date”), and (b) on December 31st of each year thereafter (each, a “Determination Date”), at least the percentage that is equal to the sum of (x) fifty percent (50%) plus (y) the product of (A) two percent percentage points (2%) multiplied by

(B) the number of years that have elapsed from the Baseline Date to the applicable Determination Date; provided, however, that the required owner’s equity ratio for any Determination Date shall not exceed seventy percent (70%) (the “Owner’s Equity Ratio Covenant”).  The Company must also maintain a tangible net worth of $30,000,000 as of the Baseline Date and on each Determination Date following the Baseline Date (except at such times in which the Company’s owner’s equity ratio is greater than seventy percent (70%), in which case the Company is not required to increase Tangible Net Worth in excess of $30,000,000), an amount equal to the sum of (x) $30,000,000 plus (y) the aggregate net income of the Company, after tax distributions to holders of Class B Units, for each year elapsed between the Baseline Date and the applicable Determination Date, in each case as reported in Borrower’s audited financial statements as of such Determination Date and for each year ended between the Baseline Date and the applicable Determination Date (the “Tangible Net Worth Covenant”).

The Restated Senior Loan Agreements also contain customary affirmative covenants, including reporting covenants, and customary negative covenants, including prohibitions on the Company assuming further debt obligations or liens and limitations on mergers, asset sales, restricted payments and transactions with affiliates.

The Restated Senior Loan Agreements contain customary events of default (including payment defaults, covenant  defaults, cross defaults and bankruptcy defaults) and also includes as events of default (i) failure of the TIF Lawsuit to be dismissed with prejudice prior to January 31, 2012, (ii) the exercise by the TIF Lender, or any other tax increment financing lender, of any remedy under the tax increment financing loan documents, (iii) the occurrence of a default under the agreements or other documents governing or relating to the tax increment financing provided by the TIF Lender that are not waived or cured within the applicable period, and (iv) the occurrence of any breach, default or event of default by the Company or Tenaska under the AMA that is not cured or waived within the applicable cure period.

First Amendment to Loan Agreement with the TIF Lender

We also obtained a loan (the “TIF Loan”) under a Loan Agreement with the lead lending agent, Arbor Bank (“TIF Lender”), in connection with a tax increment financing agreement with the City of Atkinson, Nebraska.  We are directly responsible for repayment of the TIF Loan, but it was originally expected to be retired from incremental property tax revenue we pay the City of Atkinson, which is based on the added value of our land and buildings.  As our construction progressed, the total amounts we needed to complete construction and commence operations increased, primarily due to construction delays.

On August 12, 2010, the TIF Lender filed a lawsuit against us in the District Court of Douglas County, Nebraska alleging that we failed to make certain payments due under the TIF Note and failed to maintain the required debt service reserve fund.  In addition, the lawsuit stated that the TIF Lender accelerated the maturity of the TIF Note.  This resulted in all debt under the TIF Loan being classified as current liabilities effective as of December 31, 2010.

The TIF Court granted summary judgment in favor of the TIF Lender and issued a preliminary order finding that the Company defaulted on the TIF Loan in the amount of $6,864,000.  The order of the Court requires a hearing to determine the Company’s liability for interest and costs before a final order is issued; however, we entered into a Forbearance and Standstill Agreement with the TIF Lender on June 30, 2011 (the “Forbearance Agreement”) where the TIF Lender filed for a withdrawal of hearing request and a stay of proceedings of the Suit in exchange for the Company causing certain payments to be made to the TIF Lender on the date the Forbearance Agreement pursuant to the terms of the Forbearance Agreement.  Under the Forebearance Agreement, the TIF Lender agreed to forebear from enforcing its rights until November 30, 2011 or earlier in the event of certain conditions.

On December 31, 2011, the Company and the TIF Lender, entered into the First Amendment to Loan Agreement (the “First Amendment”) and an Amended and Restated Promissory Note (the “Restated Note” and collectively with the First Amendment, the “Restated TIF Loan Agreements”) pursuant to which the parties agreed to amend the original Loan Agreement dated June 19, 2007 (the “Original TIF Agreement”).

The Restated TIF Loan Agreements were effective December 31, 2011 subject to the Company’s satisfaction of certain conditions including the following: (i) payment to the TIF Lender of past due interest in the amount of $1,050,715.14, (ii) confirmation of all delinquent real estate taxes, plus accrued interest and penalties in the amount of

$1,453,762.07, (iii) payment to the TIF Lender of all unpaid out-of-pocket costs and expenses, including without limitation, attorneys’ fees and expenses, incurred by the TIF Lender in connection with previous enforcement actions related to the Original TIF Agreement and the First Amendment and related loan documents which amount could not exceed $37,500, (iv) the Company’s funding of a tax escrow account in the amount of $230,000, (v) confirmation of the Company’s receipt of not less than $10,500,000 in proceeds from the Class B Offering, (vi) delivery of a copy of the fully-executed AMA, and (vii) the execution of an Intercreditor Agreement between the Senior Lender and the TIF Lender.

Pursuant to the terms of the Restated TIF Loan Agreements, the TIF Lender waived and released the defaults described in the TIF Lawsuit and all other defaults that had occurred under the Original TIF Agreement and related loan documents as of December 31, 2011.  The TIF Lender also agreed to request the Court to set aside the summary judgment granted in favor of TIF Lender and dismiss the TIF Lawsuit with prejudice and delivered to the Company a signed Stipulation for Dismissal with Prejudice with regards to the TIF Lawsuit.

The principal amount payable under the Restated TIF Loan Agreements is $6,579,000 (the “Restated TIF Loan”).  Interest on the Restated TIF Loan accrues at a rate of LIBOR plus five and one-half percentage points (5.50%) (550 basis points); provided, the interest rate will at no time be less than 6.00%; provided further, the TIF Lender agreed that so long as no event of default has occurred under the Restated TIF Loan Agreements, the interest rate applicable to the Restated TIF Loan shall be the same interest rate applicable to the Restated Senior Term Loan until the earlier of the maturity date of the Restated Senior Term Loan or the Company’s payment in full of the Restated Senior Term Loan.

Under the terms of the Restated TIF Loan Agreements, commencing January 1, 2012, the Company must make monthly accrued interest payments on the principal balance of the Restated TIF Loan not supported by the estimated collections by the TIF Lender on account of tax increment revenues, and commencing on July 1, 2012 and November 1, 2012, and on the first of each July and November thereafter until December 1, 2021 (the “TIF Loan Maturity Date”), the Company must pay principal and interest payments to the TIF Lender in an amount equal to 100% of the tax increment revenues.   In addition, on September 30, 2012, and on the last day of the first, second and third calendar quarters thereafter, principal payments in an amount equal to 25% of the Company’s aggregate cash balances in excess of $3,600,000 as of the last day of each quarter Excess Free Cash Flow shall be due and payable.

The Restated TIF Loan Agreements require the Company to establish a tax escrow account (the “Tax Escrow Account”) and to deposit (i) the sum of $230,000 within five (5) business days of December 31, 2011; provided, that pending establishment of the Tax Escrow Account the funds may be held by First Dakota National Bank in the escrow account used for the Class B Offering, and (ii) thereafter one-twelfth (1/12) of the amount of real estate taxes and any assessments assessed or to be assessed against the Company’s facility for the then current year.

Under the Restated TIF Loan Agreements, the Company is required to maintain compliance with Owner’s Equity Ratio Covenant and Tangible Net Worth Covenant set forth in the Restated Senior Loan Agreements.  The Restated TIF Loan Agreements also contain certain affirmative and negative covenants, including prohibitions on protesting the tax assessed value of the Company’s facility, limitations on assuming further debt obligations and limitations on the payment of dividends or distributions.

The Restated TIF Loan Agreements contain customary events of default (including payment defaults, covenant defaults, cross defaults and bankruptcy defaults) and also includes as an event of default the Company’s failure to pay the real estate taxes or applicable special assessments on the Company’s facility.

Asset Management Agreement

As discussed above in “Strategy”, on December 31, 2011, the Company and Tenaska entered into the AMA which was effective as of January 12, 2012 (the “AMA Effective Date”).  The AMA has an initial term of seven years.  The AMA provides that the Company will provide processing services to Tenaska under a collaborative agreement for the Feedstocks into ethanol and distillers grains (the “Finished Products”).  Under the AMA, Tenaska finances and owns all Feedstocks, including the corn inventories, from the time of purchase through the delivery and sale of the Finished Products.  In particular, Tenaska is responsible for originating all corn used and for paying corn producers and commercial grain merchants providing corn to our facility, as well as providing all necessary working capital for corn inventories and forward contracts.  Tenaska also will originate, provide credit support and pay for all denaturant and natural gas delivered to our  facility, as well as all management services required for delivery of the natural gas under the our natural gas transportation contract.

Effective as of the AMA Effective Date, Tenaska owns and is responsible for selling all ethanol produced at our facility, including prospecting, contracting and approving credit for all ethanol sales.  Tenaska now owns 100% of the distillers grains produced at our facility and, in coordination with the Company, directs all activities related to sales of distillers grains, including extending credit to third party purchasers under the same terms and conditions as other Tenaska customers.  Tenaska provides all transportation of all Finished Products from our facility (not including transportation from the Company’s ethanol plant to the Company’s rail car loading facility.)

All inputs other than corn, denaturant and natural gas incurred by us for plant operations including, utilities, labor, debt service, insurance, taxes, chemicals, and enzymes, as well as transportation expenses for natural gas, remain our responsibility.  We agreed to meet or exceed certain guaranteed processing yields and that the Finished Product will meet certain agreed upon quality specifications.  The corn provided to us by Tenaska must also meet certain quality specifications (subject to agreed upon quality discounts) and the Company, at its sole discretion may direct Tenaska not to procure corn that does not meet the specifications.

In return for providing processing services, we are paid a processing fee based on a crush margin calculation that incorporates the actual cost of corn and natural gas and the revenues received from ethanol and distillers grains.  This fee will vary depending on the difference between costs and revenues.  We anticipate that this “net back” fee structure will provide net results very similar to we operated under earlier marketing agreements and processed for our own account.

The Company will be reporting the activity related to the AMA on a net basis.  Revenue will be reported as the net amount earned under the AMA, rather than separately reporting revenue from the sale of ethanol and co-products, and the cost of corn, natural gas and denaturant.  The Company will also be reporting the amount due from Tenaska rather than separately reporting trade receivables, corn and ethanol inventory and accounts payable for corn.  The Company will continue to be responsible for the operation and maintenance of the plant.

On the AMA Effective Date, we transferred to Tenaska the Inventories and Tenaska paid us $5,326,981 for such Inventories which amount was based on the prevailing rates in effect on the AMA Effective Date.  Approximately $3,000,000 of these funds were used to pay corn payables.  We used the remaining funds to pay other outstanding payables with the balance applied to working capital.  The Company no longer owns any Feedstocks, work in process or Finished Products at our facility.  Tenaska is the exclusive asset manager for us and the Company no longer processes corn into ethanol for any party other than Tenaska during the term of the AMA.   The Company has also agreed to operate and maintain our facilities in accordance with good operating practices, to maintain agreed upon insurance, to obtain and maintain all necessary government approvals and otherwise comply with applicable laws, and to provide Tenaska with certain periodic reports.

The AMA between Tenaska and the Company constitutes a significant change in the Company’s business model.  The Company cannot predict at this time the impact of such agreement on its results of operations.

Plan of Operations for the Next 12 Months

We expect to spend at least the next 12 months focused on plant operations, including the implementation of the AMA.  We expect that we will report the activity related to the AMA on a net basis.  Revenue will be reported on the net processing fee earned under the AMA, rather than reporting revenue from the sale of ethanol and co-products, and the cost of corn.  We will also be reporting the amount due from Tenaska, rather than separately reporting trade receivables, corn and ethanol inventory and accounts payable for corn.  We will continue to be responsible for the operation and maintenance of the plant.

Market Risk

We are exposed to the impact of market fluctuations associated with commodity prices.  On and after the AMA Effective Date, Tenaska may use derivative financial instruments as part of an overall strategy to manage market risk, and may use cash, futures and option contracts to hedge changes to the commodity prices of corn, natural gas and gasoline.  We will not enter into these derivative financial instruments however; realized gains and losses from such derivatives entered into by Tenaska will impact the net processing fee we receive from Tenaska.  Historically, our ability to undertake any hedging activities has been limited due to our limited working capital.

Under the AMA, Tenaska is responsible for originating all corn used and for paying corn producers and commercial grain merchants providing corn to our facility as well as providing all necessary working capital for inventories and forward contracts. Tenaska and the Company jointly drafted the AMA Risk Policy to provide guidelines applicable to forward contracts for the purchase of Feedstocks and sale of Finished Products, as well as guidelines for related hedging activities.  Tenaska will provide the working capital required for all forward contracts and related hedging activities.  This will allow us to take advantage of the periodic short windows of opportunity that present themselves in the ethanol commodity marketplace when there is profitable margin to capture between the cost of corn and the price of ethanol. During 2010 and 2011, we believe other ethanol producers profited in the marketplace by performing the risk management programs that we will now be able to put into place. Of course, there is no assurance that the marketplace will provide similar opportunities or that the Company will actually generate profits in the future, but we are now in a position to do so if the opportunities present themselves

Prior to Tenaska's entry into sales contracts for ethanol and distillers grains, and purchase contracts for corn, and associated hedges to be processed at the plant, if the expected crush margin under the AMA for those contracts is below our requirements, we can choose to idle the plant rather than Tenaska entering into those contracts.

Commodity Price Risk

We are exposed to market risk with respect to the price of ethanol, our principal product, and the price and availability of corn, the principal commodity we use to produce ethanol.  Our other primary product is distillers grains, and we are also subject to market risk with respect to its price.  In general, rising ethanol and distillers grains prices should result in higher profit margins, and therefore represent favorable market conditions.  Ethanol and distillers grains prices are, however, influenced by various factors beyond the control of our management, including the supply and demand for gasoline, the availability of substitutes and the effects of laws and regulations.

Ethanol revenues are based on its market price, which is largely driven by the supply and demand in the national marketplace.  Our risk management team meets weekly and assesses the balance of forward purchases of corn with forward sales of ethanol and the risks associated with the trends in the marketplace.  Throughout the majority of the last year and a half, the price of ethanol has closely followed the market price of corn.  The price of unleaded gasoline is also a primary concern in that if the price of ethanol rises above the reformulated gasoline blendstock for oxygenate blending ("RBOB") price, then the economies do not allow favorable margins for the discretionary blenders and demand for ethanol falls.

Distillers grains are primarily sold into the local cattle feed market.  Historically, the summer months bring the lowest seasonal demand for this product.  Consistent production volumes and quality are required to maximize the pricing potential of our favorable geography near a large number of cattle feeders.  We continue to work to establish a reputation and relationships with those cattle feeders that will help mitigate the seasonal variability in future years, though ultimately demand for distillers grains is not in our control.

Ethanol, corn and energy markets have demonstrated a complex relationship in the past 24 months.  Generally speaking, we believe that the price of energy provides a ceiling value for ethanol, particularly in the price of crude oil as driven into the price of unleaded gasoline, otherwise known in the markets as RBOB.  However, except when affected by that upward limit, we believe that the price of ethanol follows the price of corn with a high degree of correlation, with the Crush Margin dictated by the market relationships of supply and demand.  As discussed above, that Crush Margin has been squeezed in recent months by the oversupply of ethanol capacity, but can be significantly affected by any of several factors, including the relationship of distribution infrastructure and its limits to handle the volume of ethanol that could be produced by the existing capacity while limited by the EPA to 10%

blends for regular unleaded gasoline.  The price of oil also affects the Crush Margin.  In the middle of 2008, when oil was above $140 a barrel, the cost of RBOB allowed profitable blending of ethanol with a favorable Crush Margin, even when corn costs were above $6 and $7 a bushel.

The availability and price of corn is subject to wide fluctuations due to various unpredictable factors which are beyond our control, including weather conditions, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply.  In 2011, our corn cost as a percentage of ethanol sales was 93%, and was 79% of gross sales.

Measurement of sensitivity analysis demonstrates that the annual impact on our results of operations due to a $0.30 per bushel fluctuation in market prices for corn would be approximately $4,890,000, or $0.11 per gallon, assuming our plant operates at 100% name plate capacity (production of 44,000,000 gallons of ethanol annually).  We also would expect a $0.20 per gallon fluctuation in ethanol market prices to impact annual net income by approximately $8,800,000, a $0.20 per gallon fluctuation in denaturant market prices to impact annual net income by approximately $180,000, and a $0.50 per BTU fluctuation in natural gas market prices to impact annual net income by approximately $630,000.

As discussed above, under the AMA, Tenaska is responsible for providing all necessary working capital for inventories and forward contracts. The AMA Risk Policy provides guidelines applicable to forward contracts for the purchase of Feedstocks and sale of Finished Products, as well as guidelines for related hedging activities.  Pursuant to this AMA Risk Policy, we expect Tenaska to seek to minimize the risks from fluctuations in the prices of corn and ethanol through the use of derivative instruments.  With Tenaska providing the working capital necessary for forward contracting and hedging, which will allow us to take advantage of the periodic short windows of opportunity that present themselves in the ethanol commodity marketplace when there is profitable margin to capture between the cost of corn and the price of ethanol.   In 2010 and 2011, other ethanol producers have proven profitable in the marketplace by performing the risk management programs that we will now be able to put into place. Of course, there is no assurance that the marketplace will provide similar opportunities or that we will actually generate profits in the future, but we are now in a position to do so if the opportunities present themselves.

Competition

We believe that the competition in the ethanol market will continue to increase in the near term due to the refitting of plants, reopening of idled plants, and the competitive dynamics of the fuel industry.  Consolidation and recapitalization continue to occur within the ethanol industry; and companies are now emerging with more liquidity and less debt.  We believe the increased capacity, and current competitive dynamics of the fuels market, will help ethanol prices remain steady to slightly higher in the near term.

Application of Critical Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with Generally Accepted Accounting Principles ("GAAP"). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. We use estimates and assumptions in accounting for the following significant matters, among others: the allowance for doubtful accounts, useful lives of property and equipment, the valuation of inventory and inventory purchase commitments, and long-lived asset impairments including the assumptions used to estimate future cash flows, and the ability to comply with certain provisions within the Loan Agreements. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. We periodically review estimates and assumptions, and the effects of revisions are reflected in the period in which the revision is made.  The following paragraph discusses the most significant estimating process in our financial statements.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In accordance with our policy for evaluating impairment of long-lived assets, we have projected future undiscounted cash flows from operations of these facilities and concluded they exceed the facility’s carrying value at December 31, 2011; therefore no impairment loss was recognized.  In determining the projected future undiscounted cash flows, we made significant assumptions concerning the future viability of the ethanol industry, the future price of corn in relation to the future price of ethanol and the overall demand for ethanol in relation to production and supply capacity.  Changes in the estimated future prices of corn and ethanol used within the analysis can have a significant effect on the determination of impairment given the sensitivity of the analysis. In addition to the impairment analysis performed, we believe that the following factors also indicate that no impairment of long-lived assets has occurred.  First, the economic structure of the distillers grain markets has been excessively volatile throughout initial plant operations.  The cash flow to be generated from sales of distillers grains is a critical requirement for us to generate future profitability.  Second, the economic recession in the U.S. during the entire startup and operation of the plant further complicated the measurement of our ability to generate future cash flows that are required to document material impairment to the carrying value of our plant assets.  In the impairment analysis, we assumed (i) future distillers grain revenue will be 16% of gross revenue, (ii) future corn costs will be 88% of ethanol revenue, and (iii) these relationships drive EBITDA estimates for 2011 of 7.5% of gross revenues.  If we fail to realize these economic improvements, it is likely in the future, that asset values will need to be adjusted to reflect impaired value because we would be unable to forecast future cash flows sufficient to carry those values.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future material effect on our financial condition, results of operations or liquidity.  The Company is a party to the AMA with Tenaska pursuant to which we receive a processing fee based on a crush margin calculation. Under the terms of the AMA, we could potentially be required to reimburse Tenaska in an event an over-payment of the processing fee has been made to the Company that was based on an estimated crush margin calculation.   However, we estimate the crush margin and determine an approximate processing fee before committing to Tenaska that we will produce ethanol during a particular period of time or a series of shipments, and we can choose to temporarily cease operations rather than continuing to operate.  See more information regarding the AMA above under the sections above entitled “Company Overview – Strategy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources – Asset Management Agreement” within this Annual Report.

Our Directors and Officers

Below is certain information about our Directors and officers.  Additional information about our Directors and officers will be provided in our proxy statement for our 2011 Annual Members’ Meeting.

●	Jeff Lieswald, 50, a Director, is a principal of Agland Electric Motor (a retail electric motor reseller) and has worked as an electrician for 24 years.

●	Todd Shane, 49, a Director, is a farmer and rancher with HBK Land & Cattle Co.

●	Kirk Shane, 54, a Director, is a farmer and rancher.

●	Everett Vogel, 58, Vice President, a Director and Chairman of the Board, is President and a Director of Stuart Fertilizer and Grain, Inc., a blender and distributor of agricultural fertilizers.

●	Kenneth Osborne, 69, a Director, is the President and a Director of Osborne Construction, Inc.

●
Robin Olson, 50, a Director, is a Director of Olson Industries, Inc., a manufacturer of airport light bases, irrigation systems, commercial trash containers, electric utility poles and other galvanized products, and is a Principal of Alpha Galvanizing.

●	Clayton Goeke, 77, a Director, is a farmer and rancher.

●	Jerome Fagerland, 62, is the Company’s President, General Manager and a Director.

●	Steve Dennis, 51, a Director, is the owner and manager of O’Neill Grain Co., a grain elevator.

●	Paul Corkle, 60, a Director, is a farmer and rancher and owner of Corkle Insurance Agency.

●	Timothy Borer, 47, the Secretary, Treasurer and a Director, is a farmer.

●	Richard Bilstein, 65, a Director and Vice President of the Board, is a Farm Manager for Don Oppliger Farms.

●	David M. Neubauer, 48, a Director, is Vice President and General Manager of Tenaska BioFuels, LLC.

●	Todd S. Jonas, 49, a Director, is Vice President, Operations of Tenaska, Inc.

Market Price and Dividends

There is no public trading market for our Membership Units, and our Fifth Amended and Restated Operating Agreement dated January 1, 2012 (the “Operating Agreement”) contains significant restrictions on the transfer of our Units to ensure that we are not deemed a “publicly traded partnership” and thus taxed as a corporation.  Additionally, pursuant to the Operating Agreement, the Board has developed a Unit Transfer Policy which imposes conditions on the transfer of Membership Units.

Subject to the provisions of the Nebraska Limited Liability Company Act (the “Act”), distributions are payable at the discretion of our Board of Directors as provided in our Operating Agreement.  The Board has no obligation to distribute profits, if any, to Members.  We have not declared or paid any distributions on our Membership Units to date, and distributions on our Common Units are first subject to preferential distributions on our Class A and Class B Preferred Units.  We anticipate distributing a portion of our net cash flow to our Members in proportion to the Membership Units held and in accordance with our Operating Agreement and any loan covenants to which we may then be subject.  By net cash flow, we mean our gross cash proceeds received less any portion, as determined by our Directors in their sole discretion, used to pay or establish reserves for our expenses, debt payments, capital improvements, replacements and contingencies.  If our financial performance and loan covenants permit, our Board of Directors will consider cash distributions at times and in amounts that will permit Unit holders to make income tax payments.  However, the Board may elect to retain future profits to provide operational financing for the plant, debt retirement and possible plant expansion.

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

The Audit Committee of the Board of Directors is responsible for selection and supervision of accounting management and the independent registered public accounting firm.  The Audit Committee meets periodically and privately with the independent registered public accounting firm as well as management to review accounting, auditing, internal control structure and financial reporting matters.

Annual Report on Form 10-K

You may request, orally or in writing, a copy of our annual report on Form 10-K, which will be provided to you at no cost, by contacting Lisa Fix, P. O. Box 391, Atkinson, NE 68713, Office Phone 402 925-5570.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
NEDAK Ethanol, LLC

We have audited the accompanying balance sheets of NEDAK Ethanol, LLC as of December 31, 2011 and 2010, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEDAK Ethanol, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Sioux Falls, South Dakota
March 30, 2012

NEDAK ETHANOL, LLC
Balance Sheets
	December 31, 2011	December 31, 2010
ASSETS (Note 8)
Current Assets
Cash and cash equivalents	$ 3,306,338	$ 1,618,244
Restricted short term investments (Note 7)	1,187,970	1,163,581
Restricted cash (Notes 8, 9 and 11)	230,000	1,043,173
Receivables
Trade (Note 11)	2,547,267	2,797,089
Other (Notes 9 and 11)	1,227,071	16,044
Inventory (Note 3)	5,476,302	5,267,330
Prepaid expenses and other	140,969	208,190
Total current assets	14,115,917	12,113,651

Property and Equipment, net (Note 5)	69,035,048	75,160,322

Deposits	550,000	550,000
Debt Issuance Costs, net of accumulated amortization of $984,337 and $696,175 as of December 31, 2011 and 2010, respectively	776,898	1,065,060
Total other assets	1,326,898	1,615,060
Total Assets	$ 84,477,863	$ 88,889,033

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Current maturities of long-term debt (Notes 2, 8 and 9)	$ 4,586,418	$ 6,025,417
Accounts payable
Trade	893,031	1,244,868
Corn	5,141,258	5,322,868
Construction (Note 11)	359,794	-
Accrued liabilities (Note 9)	2,160,714	4,164,646
Reclassification of long-term debt to current (Notes 2, 8 and 9)	-	38,579,904
Total current liabilities	13,141,215	55,337,703
Long-Term Debt, net of current maturities (Notes 2, 8 and 9)	27,992,582	18,750
Total Liabilities	41,133,797	55,356,453

Commitments and Contingencies (Notes 2, 6, 7 and 11)

Temporary Members’ Equity (Note 6)
Preferred Units Class B, net of offering costs, 1,052.5 and 0 units issued and outstanding as of December 31, 2011 and 2010, respectively	10,497,426	-

Members’ Equity (Note 6)
Preferred Units Class A, 305.5 and 185.5 units issued and outstanding as of December 31, 2011 and 2010, respectively	1,950,503	1,854,503

Common Units, net of offering costs, 5,233 units issued and outstanding	49,839,281	49,839,281
Accumulated deficit	(18,943,144)	(18,161,204)
Total members’ equity	32,846,640	33,532,580
Total Liabilities and Members’ Equity	$ 84,477,863	$ 88,889,033

See Notes to Financial Statements.

NEDAK ETHANOL, LLC

Statements of Operations

Years Ended December 31,
2011	2010

Revenues (Note 11)	$ 152,116,292	$ 94,777,441

Cost of Goods Sold (Note 4 and 11)	148,028,745	94,338,221

Gross Profit	4,087,547	439,220

General and Administrative Expenses	2,700,390	2,424,432

Operating Income (Loss)	1,387,157	(1,985,212)

Other Income (Expense)
Gain from litigation settlement (Note 11)	0	3,000,000
Interest income	19,659	31,317
Interest expense	(3,532,334)	(3,443,160)
Other income (Notes 6 and 11)	1,343,578	310,469
Total other income (expense)	(2,169,097)	(101,374)

Net Loss	$ (781,940)	$ (2,086,586)

Net Loss Per Common Unit—Basic & Diluted (Note 6)	$ (184.86)	$ (434.18)

See Notes to Financial Statements.

NEDAK ETHANOL, LLC

Statements of Changes in Members' Equity

Preferred	Common	Accumulated	Total
A Units	Units	Deficit

Balance – December 31, 2009	$ 1,854,428	$ 49,839,281	$ (16,074,618)	$ 35,619,091
Sale of 0.0075 units	75	0	0	75
Net loss	0	0	(2,086,586)	(2,086,586)

Balance - December 31, 2010	1,854,503	49,839,281	(18,161,204)	33,532,580

Issuance of 120 Class A units	96,000	0	0	96,000

Net loss	0	0	(781,940)	(781,940)

Balance - December 31, 2011	$ 1,950,503	$ 49,839,281	$ (18,943,144)	$ 32,846,640

See Notes to Financial Statements.

NEDAK ETHANOL, LLC

Statements of Cash Flows
	Years Ended December 31,
	2011	2010

Cash Flows from Operating Activities
Net loss	$ (781,940)	$ (2,086,586)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	6,406,715	6,390,306
Loss on sale of asset	3,471	0
Loss on dryer fire	50,000	0
Change in fair value of derivative financial instruments	0	5,325
Gain on forgiveness of accrued board compensation Forgiveness of notes payable to members	(1,226,500) (3,750)	0 0
Change in operating assets and liabilities:
Receivables	(857,205)	(1,568,938)
Inventory	(208,972)	(2,296,011)
Prepaid expenses and other	67,221	414,253
Deposits	0	(250,000)
Accounts payable	(548,447)	2,394,388
Accrued liabilities	(681,432)	1,763,631
Net cash provided by operating activities	2,219,161	4,766,368
Cash Flows from Investing Activities
Purchases of property and equipment	(844,206)	(123,089)
Proceeds from insurance company	1,050,000	0
Proceeds from sale of fixed assets	3,250	0
Net change in restricted cash and investments	788,784	(55,390)
Net cash provided by (used in) investing activities	997,828	(178,479)
Cash Flows from Financing Activities
Payments on long-term debt	(12,026,321)	(4,473,679)
Sale of Preferred Class B Units	10,525,000	0
Sale of Preferred Class A Units	0	75
Payments for cost of raising capital	(27,574)	0
Debt issuance costs	0	(350,000)
Net cash used in financing activities	(1,528,895)	(4,823,604)
Increase (Decrease) in Cash and Cash Equivalents	1,688,094	(235,715)
Cash and Cash Equivalents—Beginning of Period	1,618,244	1,853,959
Cash and Cash Equivalents—End of Period	$ 3,306,338	$ 1,618,244

Supplemental Disclosures of Cash Flow Information and
Noncash Investing and Financing Activities
Cash payments for interest	$ 3,859,552	$ 2,516,320
Issue Class A member units for accrued compensation	$ 96,000	$ -
Payments for member loans included in accounts payable	$ 15,000	$ -

See Notes to Financial Statements.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

NEDAK Ethanol, LLC, a Nebraska limited liability company (the “Company”) operates a 44 million gallon per year ethanol plant in Atkinson, Nebraska.  The Company produces and sells fuel ethanol and distillers grains, a co-product of the fuel ethanol production process.  Sales of ethanol and distillers grains began in January 2009.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles (“GAAP”).  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  The Company uses estimates and assumptions in accounting for the following significant matters, among others: the allowance for doubtful accounts, useful lives of property and equipment, the valuation of inventory and inventory purchase commitments and long-lived asset impairments including the assumptions used to estimate future cash flows, and the ability to comply with certain provisions within the Company's credit agreements.  Actual results may differ from estimated amounts, and such differences may be material to the Company's financial statements.  The Company periodically reviews estimates and assumptions, and the effects of revisions are reflected in the period in which the revisions are made.

Cash and Cash Equivalents

 The Company considers all unrestricted, highly liquid debt instruments with maturity of three months or less at the time of purchase to be cash equivalents. The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash and cash equivalents balances exceed amounts insured by the Federal Deposit Insurance Corporation. The Company does not believe it is exposed to any significant credit risk on its cash and cash equivalent balances.

Investments

Restricted short term investments consist of certificates of deposit recorded at cost. These deposits are with the same bank as cash balances are held with. As noted in Note 7, these instruments are restricted as part of line of credit agreements the Company has entered into.

Restricted Cash

Prior to the amendments to loan agreements as of December 31, 2011, the Company was required to maintain cash balances for two purposes:

●        as part of the construction loan / operating line financing as described in Note 8,

●        as part of the tax increment financing agreement as described in Note 9.

These requirements have been released and a single new requirement for escrow deposits adequate to satisfy property tax payments was added.  The initial balance required was for $230,000 from equity proceeds and subsequent monthly deposits are required to satisfy the semiannual payment requirements in May and September.

Accounts Receivable

Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral.

Accounts receivable are recorded at their estimated net realizable value. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off. The Company's estimate of the allowance for doubtful accounts is based on historical experience, its evaluation of the current status of receivables,

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

and unusual circumstances, if any. At December 31, 2011 and 2010, the Company was of the belief that an allowance was not considered necessary. It is possible this estimate could change in the future.

Inventory

Inventory is stated at the lower of cost or market on a weighted average cost basis. Market is based on current replacement values not to exceed net realizable values and it is not less than net realizable values reduced by allowances for normal profit margin. Inventory consists of raw materials, work in process, and finished goods. Corn is the primary raw material. Finished goods consist of ethanol and distillers grains produced.

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

Contracts are evaluated to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as "normal purchases or normal sales". Normal purchases and normal sales are contracts that provide for the purchase or sale of commodities that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from accounting as derivatives and, therefore, are not marked to market in the Company's financial statements. Losses are recognized on such contracts when the contract price is not expected to be realized.

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

Due to continued net losses, the Company performed an impairment analysis over long-lived assets as of December 31, 2011.  In accordance with the Company's policy for evaluating impairment of long-lived assets described above, management has projected future undiscounted cash flows from operations of these facilities and concluded they exceed the facility’s carrying value as of December 31, 2011; therefore, no impairment loss was recognized.  In determining the projected future undiscounted cash flows, the Company has made significant assumptions concerning the future viability of the ethanol industry, the future price of corn in relation

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

to the future price of ethanol and the overall demand for ethanol in relation to production and supply capacity.  In this analysis, we assumed (i) future distillers grain revenue will be 16% of gross revenue, (ii) future corn costs will be 88% of ethanol revenue, and (iii) these relationships drive EBITDA estimates for 2011 of 7.5% of gross revenues.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the related debt by use of the effective interest method. Amortization expense related to debt issuance costs of $288,162 and $276,919 for the years ended December 31, 2011 and 2010, respectively, is included in interest expense.  Future amortization of debt issuance costs is expected to be as follows: 2012 $168,089, 2013 $161,778, 2014 $137,513, 2015 $108,430, 2016 $79,081 and thereafter $122,007.

Revenue Recognition

The Company generally sells ethanol and distillers grains pursuant to marketing agreements. Revenues from these products are recorded when the customer has taken title and assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. Title is generally assumed by the buyer at the Company's shipping point.

In accordance with the Company's agreements for the marketing and sale of ethanol and distillers grains, marketing fees and commissions due to the marketers are deducted from the gross sales price as earned. Marketing fees and commissions were approximately $1,440,000 and $1,219,000 for the years ended December 31, 2011 and 2010, respectively. Revenue is recorded net of these fees and commissions. In certain situations, shipping costs were incurred by the Company and in other situations they were paid by the marketers.  Shipping costs incurred in the sale of ethanol and paid by the Company are recorded gross and are included in Costs of Goods Sold in the Statement of Operations.  Shipping costs paid for by the Company's marketers are netted in revenues.

Net Income (Loss) per Common Unit

Basic net income (loss) per common unit is computed by dividing net income (loss) by the weighted average number of members' common units outstanding during the period. Diluted net income per common unit is computed by dividing net income (loss) available to common units by the weighted average number of members' common units and, if dilutive, members' common unit equivalents outstanding during the period. There were no member common unit equivalents outstanding until December 31, 2011, therefore for all periods presented the Company's basic and diluted net income per common unit are the same.  In the future, the convertible Class B preferred membership units could potentially dilute the basic earnings per share.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, income or losses are included in the income tax returns of the Company's members. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements. As of December 31, 2011, the Company's reported basis in its net assets exceeds their tax basis by approximately $26,982,359. Accordingly, a net deferred tax liability of approximately $9,713,649 would be recognized as income tax expense, if the partnership were a taxable entity.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Nebraska. Management continually evaluates the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to U.S. federal and Nebraska income tax examinations by tax authorities for years before 2008.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The Company has determined that it has one reportable business segment, the manufacture and marketing of fuel-grade ethanol and the co-products of the ethanol production process. The Company's chief operating decision maker reviews financial information of the Company as a whole for purposes of assessing financial performance and making operating decisions. Accordingly, the Company considers itself to be operating in a single industry segment.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

Recent Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, supersedes most of the guidance in Topic 820, although many of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. In addition, certain amendments in ASU 2011-04 change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective for public entities for interim and annual periods beginning after December 15, 2011.  The Company is currently evaluating what impact, if any, this will have on the financial statements.

ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet, and instruments and transactions subject to an agreement similar to a master netting arrangement. The requirements are effective for annual periods beginning on or after January 1, 2013, an interim periods within those annual periods.  The Company is currently evaluating what impact, if any, this will have on the financial statements.

2. MARKET UNCERTAINTIES AND LIQUIDITY

The Company has certain risks and uncertainties that it experiences during volatile market conditions such as what the ethanol industry has experienced since middle 2008 and which continued through 2011. These volatilities can have a severe impact on operations.

As a commodity processor, the Company's profitability is primarily driven by the relationship between the cost of corn and the price at which the Company can sell its end-products, ethanol and distillers grains.  The price of ethanol is influenced by factors such as supply and demand, the weather, government policies and programs, unleaded gasoline prices and the petroleum markets as a whole. Excess ethanol supply in the market, in particular, puts downward pressure on the price of ethanol. The Company's largest cost of production is corn. The Company's cost of corn is generally impacted by factors such as supply and demand, the weather, government policies and programs, and risk management techniques used to protect against the price volatility. The Company is subject to significant risk that its operating margins may be reduced or eliminated due to the relative movements in the market prices of its products and major manufacturing inputs. As a result, market fluctuations in the price of or demand for these commodities can have a significant adverse effect on the Company's operations and profitability.  Due to the current conditions of these commodity markets, the Company may continue to produce negative margins.

As of December 31, 2010, the Company was in default of its credit agreement and its TIF loan, as further discussed in Notes 8 and 9.  For this reason, the Company reclassified amounts owing under these loans as current liabilities during the fiscal year ended December 31, 2010.

On December 31, 2011, the Company successfully completed a restructuring of both the credit agreement and the TIF loan which resulted in the conversion of the original credit agreement from a construction loan to an operating loan, waiver of all prior defaults under both the credit agreement and TIF Loan, reduced monthly principal and interest payments under the credit agreement as a result of a significant payment made, the reduction of the interest rate and a revised payment schedule on the TIF loan, the payment of all past due taxes, and the dismissal of the 2010 lawsuit filed by the TIF lender.

Also on December 31, 2011 the Company completed a private offering, see Note 6, and entered into an asset management agreement, see Note 11.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

3. INVENTORY

Inventory consists of the following:

	December 31, 2011	December 31, 2010
Finished goods	$2,358,704	$3,478,089
Work in process	958,538	912,104
Raw materials	2,159,060	877,137
Total	$5,476,302	$5,267,330

4.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company seeks to hedge a portion of its future corn and natural gas purchases to the extent considered necessary for minimizing risk from market price fluctuations.  However, as of December 31, 2011 and 2010, the Company had no open derivative positions for corn to hedge its forward corn commitments and no open derivative positions for natural gas.

The following table provides details regarding the approximate losses from the Company's derivative financial instruments in the statement of operations for the years ended December 31, 2011 and 2010, none of which are designated as hedging instruments.

	Derivatives not	Location of Loss	Amount of Loss
Year	Designated as Hedging Instruments	Recognized in Income	Recognized in Income
2010	Commodity contracts	Cost of goods sold	$(73,465)
2011	Commodity contracts	Cost of goods sold	(335,630)

5.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2011 and 2010:

	2011	2010
Land and improvements	$ 4,408,272	$ 4,408,272
Buildings	9,121,024	9,121,024
Plant equipment	73,409,692	73,417,242
Vehicles	560,383	560,383
	87,499,371	87,506,921
Less accumulated depreciation	(18,464,323)	(12,346,599)
Net property and equipment	$ 69,035,048	$ 75,160,322

Depreciation expense for the years ended December 31, 2011 and 2010 was $6,118,553 and $6,113,387, respectively.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

6.  MEMBERS’ EQUITY

As of December 31, 2011 and 2010, there were 305.5 and 185.5, respectively, of Class A Preferred Membership Units ("Class A Units") outstanding of which 221.5 units and 101.5 units were issued to directors of the Company.  The Class A Units entitle the holders thereof, among other things, to receive a preferred cumulative distribution of 10% ("Class A Return") before holders of common membership units receive distributions, and a preference in liquidation.  Following the third anniversary of the issuance of the Class A Units, the Company may redeem them for the original purchase price plus any accrued but unpaid distributions.  The accumulated undeclared Class A Return as of December 31, 2011 was $504,348, and the total liquidation preference of the Class A Units as of December 31, 2011 was $2,454,851.  Losses are generally allocated to all unit holders based upon their respective percentage of units held, except that losses are not allocated to Class A Units if the Class A Return has not been achieved.

Included in the outstanding Class A Units discussed above, are 120 shares of Class A Units the Company issued during 2011 to directors serving on the Board of Directors in exchange for forgiveness of accrued Board compensation of $1,322,500 of which $833,750 recognized in previous years is included in other income.  The shares were valued at $800 per share at the time of issuance.

A reconciliation of net income (loss) applicable to common units used in the calculation of net income (loss) per common unit for the quarters and years ended December 31, 2011 and 2010 is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Net Income (loss)	$ 2,784,068	$ 1,529,609	$ (781,940)	$ (2,086,586)
Preferred Return on Preferred Units	(46,744)	(46,743)	(185,449)	(185,459)
Net Income (loss) applicable to Common Units	$ 2,737,324	$ 1,482,866	$ (967,389)	$ (2,272,045)
Weighted average Common Units Outstanding -
Basic and Diluted	5,233	5,233	5,233	5,233
Net income (loss) per Common Unit – Basic and Diluted	$ 523.09	$ 283.37	$ (184.86)	$ (434.18)

On December 31, 2011, the Company completed a private offering of Class B Preferred Membership Units.  Pursuant to the offering, the Company sold 1,052.5 Class B Units of the Company at a price of $10,000 per unit for an aggregate purchase price of $10,525,000.  The Class B Units entitle the holders, among other things, to (i) a 12% cumulative preference in annual distributions to holders of the Company's common units, subject to several conditions, including the Company's debt-related restrictions, (ii) a preference in liquidation, and (iii) a right to convert each Class B Unit into 12 common units at the holder’s option.  The Company has the right to redeem the Class B Units at any time at the original purchase price plus any accrued but unpaid distributions.  The Company is required to redeem any unconverted Class B Units ten years from issuance at $10,000 per unit plus accumulated preferred returns; however the Company has the ability to require conversion of the Class B Units to common units at that time instead.  The Class B Units are classified as temporary equity due to the redemption feature, since it could require the Class B Units to be redeemed at a fixed or determinable price on a fixed or determinable date.  As of December 31, 2011, the accumulated undeclared Class B return was $0, and the total liquidation preference of Class B units was $10,525,000.

If the Company were liquidated, Class B Preferred Unit holders would be entitled to receive their original purchase price of their Class B Preferred Units, plus accrued but unpaid distributions in the same priority as Class A Preferred Unit holders, in preference to holders of the Company’s Common Units, but subordinate to the Company’s lenders.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

7.  LINE OF CREDIT

In March 2006, the Company entered into a line of credit agreement in favor of its natural gas transporter to reserve pipeline space.  The natural gas transporter may draw up to $150,000 until maturity in May 2012.  Interest is payable upon the lender's demand or in May 2012 at an annual rate of .85%.  In August 2007, the Company entered into a line of credit agreement in favor of its natural gas transporter for the service of transporting gas.  The natural gas transporter may draw up to $923,828.  Interest is payable upon the lender's demand at an annual rate of .85%.  These agreements are secured by restricted short term investments totaling $1,187,970 and $1,163,581 as of December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, there were no borrowings outstanding on the lines of credit.  All lines of credit are automatically renewed upon expiration.

8.  LONG-TERM DEBT

	December 31, 2011	December 31, 2010
Master credit agreement	$26,000,000	$38,026,321
Notes payable to members	-	18,750
Tax increment financing note (Note 9)	6,579,000	6,579,000
	32,579,000	44,624,071
Less current maturities	(4,586,418)	(6,025,417)
Less debt previously classified as long-term	-	(38,579,904)
	$27,992,582	$18,750

The maturities of long term debt at December 31, 2011 are as follows:

2012	$4,586,418
2013	4,586,418
2014	4,586,418
2015	4,586,418
2016	4,586,418
Thereafter	9,646,910
Total long-term debt	$32,579,000

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

Master Credit Agreement

In February, 2007, the Company entered into a master credit agreement with AgCountry Farm Credit Services FCA (f/k/a Farm Credit Services of Grand Forks, North Dakota) regarding a senior secured credit facility. As of December 31, 2010 and throughout 2011, the Company was in violation of several loan covenants required under the original credit agreement and therefore, the Company was in default under the credit agreement.  However, the Company entered into a forbearance agreement with AgCountry which remained effective until June 30, 2011.  This default resulted in all debt under the original credit agreement being classified as current liabilities effective as of December 31, 2010. The loan covenants under the original credit agreement included requirements for minimum working capital of $6,000,000, minimum current ratio of 1.20:1.00, minimum tangible net worth of $41,000,000, minimum owners' equity ratio of 50%, and a minimum fixed charge coverage ratio of 1.25:1.00, and also included restrictions on distributions and capital expenditures.

On December 31, 2011, the Company and AgCountry entered into an amended and restated master credit agreement pursuant to which the parties agreed to restructure and re-document the loans and other credit facilities provided by AgCountry.

Under the amended agreement, the Company is required to make level monthly principal payments of $356,164 through February 1, 2018. Beginning on September 30, 2012 and the last day of the first, second, and third quarters thereafter, the Senior Lender will make a 100% cash flow sweep of the Company's operating cash balances in excess of $3,600,000 to be applied to the principal balance. In addition, the Company is required to make monthly interest payments at the one month LIBOR plus 5.5%, but not less than 6.0%. The interest rate was 6.0% as of December 31, 2011. In addition to the monthly scheduled payments detailed above, the Company made a special principal payment in the amount of $7,105,272 on December 31, 2011.  As of December 31, 2011 and 2010, the Company had $26,000,000 and $38,026,321 outstanding on the loan, respectively.

The amended agreement requires the Company to maintain certain financial covenants including minimum tangible net worth of $30,000,000 and minimum owners' equity ratio of 50%. The loan is secured substantially by all the Company's assets.  Under the amended agreement, owners’ equity is to be determined in accordance with generally accepted accounting principles in the United States.  Under authoritative U.S. accounting guidance, equity is defined as the residual interest in assets of an entity after deducting its liabilities  The owners’ equity to be used to measure compliance with this loan covenant is temporary members’ equity of $10,497,426 plus members’ equity of $32,846,640, for a total of $43,344,066.

As of December 31, 2010, restricted cash was $2,206,754 of which $1,164,000 was collateral for the above mentioned collateral agreement with the Company’s natural gas transporter and the remainder was cash held by AgCountry in lieu of restructuring of the Construction Loan.

9.  TAX INCREMENT FINANCING

In 2007, the Company entered into a Redevelopment Contract with the City of Atkinson, Nebraska and a related note payable to a bank.  Under the terms of the Redevelopment Contract, the Company receives back from the City a portion of the real estate taxes it pays on the Company’s plant.  These tax increment revenues are pledged on the note payable to the bank.  Prior to the restructuring of the note in December 2011, the note was payable in fixed semiannual principal payments through December 2021, the note’s final maturity date, plus interest at 9.5%.  As of December 31, 2010, the Company was in default on the note.  In December 2011, as part of a waiver of such default, the note was amended to require (1) monthly interest payments at the one-month LIBOR rate plus 5.5%, but not less than 6.0% (6.0% at December 31, 2011) (2) semiannual principal and interest payments in an amount equal to the tax increment revenues received by the Company and (3) beginning on September 30, 2012, additional principal payments will be due on the last day of the first, second and third calendar quarter in an amount equal to 25% of the Company’s aggregate cash balances in excess of $3,600,000.  As of December 31, 2011 and 2010, the Company had a principal balance of $6,579,000 outstanding on the note.  As of December 31, 2011, as part of the restructuring, the Company paid all interest due on the note.

The Company is required to maintain cash in an escrow account of $230,000 as of December 31, 2011, with subsequent monthly deposits sufficient to pay real estate taxes when due from the account.  The Company is required to maintain compliance with the same financial covenants set forth in the amended and restated master credit agreement.

As of December 31, 2011, the Company has recorded accrued property taxes of $1,361,376 and, as a result of the Redevelopment Contracts a receivable of $1,120,000 for the portion expected to refunded and used for debt service.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

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

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There were no assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2011 and 2010.
The carrying values of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, and accounts payable are recorded at or approximate fair value.  Management determined it is not practicable to estimate the fair value of the notes payable and long-term debt since these agreements contain unique terms, conditions, and restrictions, which were negotiated at arm's length, and there was no readily determinable similar instrument on which to base an estimate of fair value.

11.  COMMITMENTS AND CONTINGENCIES

Gain from Litigation Settlement

A gain of $3,000,000 was recognized on March 19, 2010 in connection with a settlement with the Company's contractor for the facility.

 Asset Management Agreement and Related Party Transaction

On December 31, 2011, the Company entered into an Asset Management Agreement (the “AMA”) with Tenaska BioFuels, LLC, an affiliate of a significant unit holder of the Company, which became effective January 12, 2012 and has an initial term of seven years.  The AMA provides that the Company will provide processing services to Tenaska under a collaborative agreement for the conversion of grains, natural gas and denaturant (the “Feedstocks”) into ethanol and distillers grains (the “Finished Products”).  Tenaska will finance and own all Feedstocks, including the corn inventories, from the time of purchase through the delivery and sale of the Finished Products.  In particular, Tenaska is responsible for originating all corn used and for paying corn producers and commercial grain merchants providing corn to the Company’s facility, as well as providing all necessary working capital for corn inventories and forward contracts.  Tenaska will also originate, provide credit support and pay for all denaturant and natural gas delivered to our facility, as well as all management services required for delivery of the natural gas under our natural gas transportation contract.

On January 12, 2012, the Company sold to Tenaska all inventories of Feedstocks and Finished Products for $5,326,981 in cash. As a result, the Company no longer owns any Feedstocks, work in process or Finished Products at the Company’s facility.  Tenaska is the exclusive asset manager for the Company and the Company no longer processes corn into ethanol for any party other than Tenaska during the term of the AMA.  In return for providing the processing services, the Company will be paid a processing fee based on the calculated crush margin less a fee retained by Tenaska.

The Company will be reporting the activity related to the AMA on a net basis.  Revenue will be reported as the net amount earned under the AMA, rather than separately reporting revenue from the sale of ethanol and co-products, and the cost of corn, natural gas and denaturant.  The Company will also be reporting the amount due from Tenaska rather than separately reporting trade receivables,

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

corn and ethanol inventory and accounts payable for corn.  The Company will continue to be responsible for the operation and maintenance of the plant.

Under the AMA, as part of a joint risk management process, Tenaska may use derivative financial instruments, including cash, futures and option contracts to hedge changes in commodity prices of corn, natural gas and gasoline, as part of an overall strategy to manage market risk.  The Company will not enter into these derivative financial instruments, however, realized gains and losses from such derivatives enter into by Tenaska will impact the net processing fee the Company receives from Tenaska.

Major Customers

All of the Company's ethanol revenues are received from a single ethanol marketer through sales on the spot market by Tenaska. Beginning in the third quarter of 2011, the Company pays Tenaska a marketing fee of 1.25% of the contract price of ethanol sold for its marketing services. As of December 31, 2011, the Company had forward contracted sales of ethanol with Tenaska for 377,000 gallons of ethanol at an average fixed price of $2.01 per gallon, for delivery in January 2012. Revenues from ethanol sales to Tenaska were $126,007,000 and $9,835,000 in 2011 and 2010, respectively. Accounts receivable from Tenaska as of December 31, 2011 and 2010, were $1,312,000 and $1,463,000, respectively.  This relationship between the Company and Tenaska replaced a previous marketer who sold all of the Company’s ethanol and was responsible for similar forward sales contracts, receivables and revenues in 2010.  The Company paid the prior ethanol marketer $0.01 per gallon of ethanol purchased.  Revenues from sales to and accounts receivable from the prior ethanol marketer were approximately $72,438,000 and $567,000, respectively, as of and for the year ended December 31, 2010.

Plant Management Agreement

In July 2007, the Company entered into an agreement with an unrelated party for the operation and management of the Company's plant.  The Company pays a fixed monthly payment of approximately $120,434 for such services, which are adjusted annually.  The unrelated party also supplies process chemicals, which the Company is currently paying for at a fixed rate per denatured gallon of ethanol produced.  The contract allows for potential future payments in an incentive program intended to be based on operational improvements and Company profitability.  The agreement will terminate on December 31, 2014 unless terminated by either party giving 180 days prior written notice.  The Company incurred approximately $1,535,000 and $1,477,000 for these services for the years ended December 31, 2011 and 2010, respectively.

 Utility Contracts

The Company entered into a consulting service contract for management of its needs for natural gas in plant operations.  The three services of natural gas procurement required to operate the plant are transport, distribution and supply.  The physical supply of natural gas to operate the plant is purchased from various companies based on bids established by the Company's Risk Management Committee with the advice of the management services company.   The gas is transported by Kinder Morgan pursuant to various contracts with the Company, and delivered to the local gas company, Source Gas, which distributes the gas to the plant.

 Transportation Agreement

The Company is party to an agreement with a fuel carrier for the transportation of ethanol from the plant to the load out facility.  The Company pays a base fee per gallon unloaded plus a surcharge if above the diesel fuel base.  The agreement automatically renewed for a one-year term in July 2011, and will continue to automatically renew for additional one-year terms unless terminated by either party by written notice no less than 180 days prior to the ending date of the renewal term.

 Rail Car Leases

As of December 31, 2011, the Company has lease agreements for 97 rail cars which have expiration dates between May 31, 2017 and August 31, 2020, with an average monthly rental cost of $711.

Environmental Liabilities

The Company's operations are subject to environmental laws and regulations adopted by various governmental entities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its location. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control,

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

occupational health, and the production, handling, storage, and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the liability is probable and the costs can be reasonably estimated.

The Company has received Notices of Violation (“NOV”) from the NDEQ arising from failures of emission equipment designed and installed by our design builder, Delta-T Corporation (“Delta-T”) under the Engineering, Procurement and Construction Services Fixed Price Contract dated August 9, 2006 with Delta-T (the “Delta-T Contract”).

That equipment included the plant’s regenerative thermal oxidizer (“RTO”) used to control emissions from the dryer and the CO2 Scrubber used to control emissions from the ethanol process.  The RTO had not performed according to the design specified in the Delta-T Contract, and the CO2 Scrubber failed in original compliance testing.  Equipment modifications and process adjustments were made, including chemical injection, to remediate the issue.  During the startup operations of the plant beginning in January 2009 and continuing through the date of the original compliance testing, Delta-T had operated the plant without these modifications and as a result, the Company received an NOV in January 2010 which asserted that due to the failure of the CO2 Scrubber, the Company’s operation of the plant violated the operating permit issued by the NDEQ.

Since the end of 2010, management believed it had resolved all of the operational shortfalls cited in the NOVs; however, we previously disclosed that although we believed we had resolved the matter, it was possible the NDEQ or the Nebraska Office of the Attorney General (the “AG Office”) could assess fines against us as a result of having operated the plant with the equipment before it was operating in compliance.  On January 4, 2012, the Company received a letter from the AG Office relating to the prior NOVs and assessing penalties for such violations and two additional violations for emissions related to a leaky pressure value and uncovered bolt hole and failure to observe and report visible emissions.  We have reached an agreement with the AG Office which agreement provides that we will pay a penalty of $25,000 in full satisfaction of all of the NDEQ claims.

In order to formally resolve this matter, after the parties reached the above agreement, the AG Office filed a complaint against the Company in the District Court of Holt County, Nebraska for the sole purpose of obtaining a Consent Decree to officially close the matter within the AG Office.  As a result, on March 7, 2012, a complaint was filed against the Company in the District Court of Holt County, Nebraska by the State of Nebraska, ex rel., and Michael J. Linder, Director of the Nebraska Department of Environmental Quality.   On March 12, 2012, the Court entered a Consent Decree accepting the agreement reached between the Company and the AG Office and on March 19, 2012, the AG Office filed a Satisfaction of Judgment in full satisfaction of all of the NDEQ claims against the Company.

Grain Procurement

In the ordinary course of business, the Company has entered into forward purchase contracts for its corn purchases.  Management considers these forward contracts to be normal purchases since the corn will be delivered in quantities expected to be used by the Company over a reasonable period in the normal course of business.  Purchases directly from an agent totaled approximately $13,499,000 in 2010 and $0 in 2011.  As of December 31, 2011, the Company had commitments on forward purchase contracts to purchase 1,742,000 bushels of corn at an average price of $6.15 per bushel totaling $10,700,000 for delivery between January 2012 and May 2012.

 Dryer Damage

On March 22, 2011, a fire caused approximately $1,200,000 of damage to a dryer.  The Company expects its insurer to pay for the damage, less the $50,000 deductible which was expensed in Cost of Goods Sold as a Maintenance and Repair Expense at the completion of the dryer repair.  As of June 30, 2011, the dryer repair was complete and the dryer was online.  As of December 31, 2011, the Company had received $1,050,000 from its insurer and had approximately $104,000 owing from its insurer in other receivables and approximately $359,000 owed to vendors as accounts payable in connection with such repairs.

Hail Damage

On September 21, 2010, a hail storm caused damage to the roof coverings within the plant.  During the year ended December 31, 2011 the Company received a $496,000 insurance claim, which is recognized as other income.  Management expects that the plant will be able to continue to operate normally, without repairing the hail damage.

NEDAK ETHANOL, LLC

Notes to Financial Statements

December 31, 2011 and 2010

12.  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan ("Plan") for all eligible employees, as defined by the Plan. The Company provides a matching contribution equal to 100% of the first 5% of each participant's eligible compensation deferred. The Company recorded $37,619 and $33,928 in operating expenses for the cost of providing benefits under the Plan for the years ended December 31, 2011 and 2010, respectively.

13.  SUBSEQUENT EVENTS

On January 12, 2012 the AMA with Tenaska became effective, see Note 11.